FUJI FILM Holdings Corporation
IR Office, Corporate Planning Div.
26-30, Nishiazabu 2-Chome, Minato-ku, Tokyo 106-8620, Japan
Phone: 81-3-6271-1111



File No. 82-78
November 2, 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: FUJIFILM Holdings Corporation– 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Financial Results for six months ended September 30, 2006 (Japanese)
2. Financial Results for six months ended September 30, 2006 (English)
3. Notice in relation to material issued regarding share transfer transaction required by article 2 of regulation on timely disclosure of corporate information of issuers of Securities listed on the Tokyo Stock Exchange (Japanese)
4. News Release regarding share transfer transaction (English)
5. Company's press release, dated October 30, 2006

Very truly yours,

FUJI FILM Holdings Corporation



Junji Okada
General Manager
IR Office,
Corporate Planning Div.

Enclosure

031505-0002-11134-Tokyo.2014696.1



平成19年3月期　中間決算短信（連結）［米国会計基準］

平成18年10月31日

上場会社名　富士フイルムホールディングス株式会社　　上場取引所　東 大 名
コード番号　4901　　本社所在都道府県　東京都
（URL http://www.fujifilmholdings.com/）
代　表　者　代表取締役社長　古森　重隆
問合せ先責任者　経営企画部IR室長　岡田　淳二　TEL (03) 6271-1111
中間決算取締役会開催日　平成18年10月31日
米国会計基準採用の有無　有

(注) 金額は百万円未満を四捨五入表示

1．18年9月中間期の連結業績（平成18年4月1日～平成18年9月30日）

(1) 連結経営成績

	売上高		営業利益		税引前利益	
	百万円	%	百万円	%	百万円	%
18年9月中間期	1,352,036	3.7	50,779	△15.4	56,630	△10.9
17年9月中間期	1,303,580	4.0	60,014	△40.8	63,556	△40.0
18年3月期	2,667,495		70,436		79,615	

	中間（当期）純利益		1株当たり中間（当期）純利益	潜在株式調整後1株当たり中間（当期）純利益
	百万円	%	円　銭	円　銭
18年9月中間期	23,802	△28.1	46　65	44　51
17年9月中間期	33,114	△37.2	65　02	65　02
18年3月期	37,016		72　65	72　65

(注) ① 持分法投資損益　18年9月中間期　1,751百万円　17年9月中間期　2,739百万円　18年3月期　5,210百万円
② 期中平均株式数（連結）　18年9月中間期　510,205,122株　17年9月中間期　509,296,392株　18年3月期　509,525,143株
③ 会計処理の方法の変更　無
④ 売上高、営業利益、税引前利益、中間純利益におけるパーセント表示は、対前年中間期増減率

(2) 連結財政状態

	総資産	株主資本	株主資本比率	1株当たり株主資本
	百万円	百万円	%	円　銭
18年9月中間期	3,215,801	1,983,002	61.7	3,887　73
17年9月中間期	3,006,281	1,901,229	63.2	3,733　09
18年3月期	3,027,491	1,963,497	64.9	3,848　32

(注) 期末発行済株式数（連結）　18年9月中間期　510,066,587株　17年9月中間期　509,291,163株　18年3月期　510,222,073株

(3) 連結キャッシュ・フローの状況

	営業活動によるキャッシュ・フロー	投資活動によるキャッシュ・フロー	財務活動によるキャッシュ・フロー	現金及び現金同等物期末残高
	百万円	百万円	百万円	百万円
18年9月中間期	115,713	△173,905	171,907	336,210
17年9月中間期	107,602	△100,826	△35,483	264,172
18年3月期	272,558	△272,129	△80,309	218,598

(4) 連結範囲及び持分法の適用に関する事項
連結子会社数　230社　持分法適用会社数　91社

(5) 連結範囲及び持分法の適用の異動状況
連結（新規）13社　（除外）7社　　持分法（新規）7社　（除外）14社

2．19年3月期の連結業績予想（平成18年4月1日～平成19年3月31日）

	売上高	営業利益	税引前利益	当期純利益
	百万円	百万円	百万円	百万円
通期	2,740,000	80,000	80,000	38,000

(参考) 1株当たり予想当期純利益（通期）　74円50銭

(注) 上記の予想は、現時点で入手された情報に基づき判断した予想であり潜在的なリスクや不確実性が含まれております。
従いまして、実際の業績は、様々な要因により、これらの業績予想とは異なることがありますことをご承知おき下さい。
なお、上記の予想の前提条件その他の関連する事項については、添付資料の9ページを参照して下さい。

1. 企業集団の状況

平成 19 年 3 月期中間期末時点における当企業集団は、富士写真フイルム株式会社及び子会社 285 社、関連会社 36 社より構成されており、当社及び主な子会社、関連会社の位置付け、事業の種類別セグメントとの関係は下記の通りです。

	主要製品	主要な会社
イメージング ソリューション	カラーフィルム、デジタルカメラ、フォトフィニッシング機器、現像プリント用のカラーペーパー・薬品・サービス等	富士写真フイルム㈱、フジノン㈱、富士フイルムイメージング㈱、富士フイルムフォトニックス㈱、Fuji Photo Film, Inc.、Fuji Photo Film B.V.、Fuji Photo Film U.S.A., Inc.、Fuji Photo Film (Europe) GmbH、Fujicolor Processing, Inc. 他
インフォメーション ソリューション	医療診断用・ライフサイエンス機材、印刷システム機材、フラットパネルディスプレイ材料、記録メディア、光学デバイス、電子材料、インクジェット用材料等	富士写真フイルム㈱、富士フイルムテクノプロダクツ㈱、富士フイルムメディカル㈱、富士フイルムグラフィックシステムズ㈱、富士フイルムエレクトロニクスマテリアルズ㈱、Fuji Photo Film, Inc.、Fuji Photo Film B.V.、Fuji Photo Film U.S.A., Inc.、Fuji Photo Film (Europe) GmbH 他
ドキュメント ソリューション	オフィス用複写機・複合機、プリンター、プロダクションサービス関連商品、用紙、消耗品、オフィスサービス等	富士ゼロックス㈱、鈴鹿富士ゼロックス㈱、富士ゼロックスオフィスサプライ㈱、富士ゼロックス東京㈱、富士ゼロックスプリンティングシステムズ㈱、Fuji Xerox (China) Limited、Fuji Xerox Asia Pacific Pte Ltd. 他

平成 19 年 3 月期中間期末（平成 18 年 9 月 30 日）現在



顧　客
国内販売会社
富士フイルムイメージング（株）
富士フイルムグラフィックシステムズ（株）
富士フイルムメディカル（株）
その他連結子会社 6 社
その他非連結子会社 5 社
海外販売会社
Fuji Photo Film U.S.A., Inc.
Fuji Photo Film (Europe) GmbH
その他連結子会社 48 社
その他非連結子会社 13 社
国内現像・プリントサービス会社
富士フイルムイメージング（株）
その他連結子会社 4 社
その他非連結子会社 19 社
その他関連会社 13 社
海外現像・プリントサービス会社
Fujicolor Processing, Inc.
その他連結子会社 6 社
富士写真フイルム株式会社
国内生産会社
フジノン（株）
富士フイルムテクノプロダクツ（株）
富士フイルムフォトニックス（株）
その他連結子会社 10 社
その他非連結子会社 2 社
その他関連会社 5 社
海外生産会社
Fuji Photo Film, Inc.
Fuji Photo Film B.V.
その他連結子会社 31 社
その他非連結子会社 6 社
その他関連会社 3 社
富士ゼロックス
富士ゼロックス（株）
その他連結子会社 79 社
その他関連会社 12 社
その他の会社
FUJIFILM America, Inc. <持株会社>
その他連結子会社 22 社
その他非連結子会社 2 社
その他関連会社 1 社
その他の会社
富士フイルムロジスティックス（株）
その他連結子会社 10 社
その他非連結子会社 8 社
その他関連会社 2 社
凡例 ：製品・材料の流れ

持株会社体制への移行

富士フイルムグループは、平成18年10月1日より、持株会社体制に移行しました。グループ統括機能を果たす富士フイルムホールディングス㈱の下、イメージング及びインフォメーションソリューションを担う富士フイルム㈱と、ドキュメントソリューションを担う富士ゼロックス㈱を中心とした新たなグループ経営体制によって事業を展開してまいります。グループ全体を見据えた戦略立案や全体最適の視点を重視した経営資源の配分をより積極的に推進し、筋肉質な企業体質を形作っていくとともに、グループ会社のコラボレーション領域の拡大やグループ内人材の人事交流、共通する業務の集約による効率化を促進し、富士フイルムグループ全体として企業価値最大化を図ってまいります。

持株会社体制移行によるグループ経営体制の変更の概要は以下の通りです。



%は出資比率を示す
持株会社体制移行前
持株会社体制移行後
富士写真フイルム㈱
商号を変更
事業を継承
持株会社
富士フイルムホールディングス㈱
75%
100%
75%
事業会社
子会社
富士ゼロックス㈱
富士フイルム㈱
富士ゼロックス㈱
子会社
子会社
子会社
25%
25%
英国Xerox Limited
英国Xerox Limited

※持株会社体制の発足にあわせ、一部の子会社についても商号を変更しております。前ページの事業系統図に記載されている会社の商号は、平成18年10月31日現在、下記の通りとなっております。

旧社名		新社名
Fuji Photo Film Inc.	→	FUJIFILM Manufacturing U.S.A., Inc.
Fuji Photo Film B.V.	→	FUJIFILM Manufacturing Europe B.V.
Fuji Photo Film U.S.A., Inc.	→	FUJIFILM U.S.A., Inc.
Fuji Photo Film (Europe) GmbH	→	FUJIFILM Europe GmbH

2．経営方針

（1）経営理念

当社は、現在を「第二の創業期」と位置付けております。富士フイルムグループ全体の企業体質を変革し、新たな成長軌道に乗せていくために、今般、以下の企業理念を制定しました。

「わたしたちは、先進・独自の技術をもって、最高品質の商品やサービスを提供する事により、社会の文化・科学・技術・産業の発展、健康増進、環境保持に貢献し、人々のクォリティ オブ ライフのさらなる向上に寄与します。」

（2）中長期的経営戦略及び重点課題

急速にデジタル化が進展するなど当社を取り巻く事業環境が大きく変化する中、経営体質の強化を図り、新たな成長軌道に乗せるために、一昨年、創立75周年に向けて中期経営計画「VISION75」を策定しました。以来、基本戦略である「新たな成長戦略の構築」「経営全般にわたる徹底的な構造改革」「連結経営の強化」に沿って取り組みを進めてまいりましたが、イメージング分野における事業環境の変化が当初想定していた以上のスピードで進んでいることなどに対応し、イメージング分野での抜本的構造改革と、経営資源集中による既存成長分野・新規事業分野の拡大加速を主たる内容とした中期経営計画「VISION75（2006）」を本年4月に新たに策定しました。「VISION75」で掲げた基本戦略を軸に据え、具体的には以下の重点課題に取り組んでおります。

- 写真感光材料ビジネスの事業規模の適正化など、イメージング分野を中心とした抜本的な構造改革を通じて徹底した経営効率化とスリムな企業体質を実現し、将来にわたり安定的に収益を確保できる事業構造を構築する。
- フラットパネルディスプレイ材料・電子材料・インクジェット用インク・化成品などの「高機能材料」「医療・ライフサイエンス」「グラフィックアーツ」「ドキュメント」「光学デバイス」を重点事業分野と位置付け、成長戦略を強力に推進する。
- 研究開発投資のさらなる重点化を図り、将来を担う新規事業・新規製品を早期に創出する。
- 持株会社化を契機に連結経営をさらに強化し、富士フイルムグループ全体として企業価値の最大化を図る。

（3）利益配分に関する基本方針

利益配分につきましては、当社は、安定した配当を継続して実施するとともに、将来の積極的な事業展開と経営環境の急激な変化に備えた経営基盤の強化に必要な内部留保を確保していくことを基本方針といたしております。

会社法の施行に伴い配当回数の制限が撤廃されましたが、当社におきましては、従来通り、中間期末日、期末日を基準とした年2回の配当を継続する予定です。

（4）投資単位の引下げに関する考え方及び方針等

株式投資単位の引下げにつきましては、当社は、個人を中心としたより多くの方々に投資機会を提供し、株式市場での流動性を高めることが重要との考えから、平成16年9月1日より投資単位を引下げ、1単元の株式数を1,000株から100株に変更しております。

３．経営成績及び財政状態

（1）経営成績

当中間期の世界経済を概観すると、我が国経済は、企業収益の改善を背景に設備投資の増加や雇用情勢の改善などが見られ、着実に景気回復が進みました。海外では、欧州経済は主に設備投資の伸びが寄与して堅調に推移しているほか、アジアでは輸出が好調な中国を中心に景気拡大が続いております。一方、米国経済は景気拡大が続いているものの、個人消費や設備投資の伸びの鈍化、住宅投資の減少など、景気への懸念材料も挙げられます。また、高騰が続いた原油価格は徐々に落ち着きを見せ始めていますが、依然高値で推移しており、広く経済活動に影響を与えております。

このような状況下、当社は、イメージング、インフォメーション、ドキュメントの各分野において、デジタル・ネットワーク技術を活用したトータルソリューションの提供など、積極的な事業展開を図っております。具体的には、デジカメプリント需要拡大に向けた強力なキャンペーンの展開、当社の独自技術を搭載した高画質・高感度デジタルカメラの拡販、需要が旺盛なフラットパネルディスプレイ材料や印刷版材CTPプレートの生産能力増強、極細径化によって鼻からの挿入を可能にした内視鏡の普及促進、ネットワーク機能を充実させたオフィス向けデジタルカラー複合機の拡販など、事業領域の強化・拡大に努めました。さらに、写真感光材料事業・電子映像事業分野において生産体制の再編をはじめとした構造改革に取り組んでいるほか、新たな成長戦略の構築に向けて既存成長分野・新規事業分野で研究開発・M&Aを強化するなど、中長期的な課題についても迅速果断に推進しております。

当中間期（平成18年4月1日～平成18年9月30日）の連結売上高は、カラーフィルムやデジタルミニラボを中心にイメージングソリューション部門の売上が減少したものの、フラットパネルディスプレイ材料、メディカル製品・サービス、印刷CTPプレートを中心にインフォメーションソリューション部門が大きく売上を伸ばしたことに加え、海外を中心にデジタル複合機の販売が増加したドキュメントソリューション部門の売上が増加したこと、さらに対米ドル・ユーロとも対前年同期で円安となったことなどにより、1兆3,520億円（前年同期比3.7％増）となりました。国内売上高は6,344億円（前年同期比1.8％減）、海外売上高は7,176億円（前年同期比9.2％増）となりました。営業利益については、前年度より当年度にかけて集中的に実施しております構造改革に伴う費用420億円を計上した影響を強く受け、507億円（前年同期比15.4％減）となっております。しかしながら、構造改革費用を除いたベースでは、銀・アルミを中心とした主要原材料価格の高騰によるコストアップ影響を、販売数量の増加による粗利益の改善や経費の重点使用などによって吸収し、927億円（前年同期比36.7％増）と大幅増益を達成しました。また、税引前利益は566億円（前年同期比10.9％減）、当期純利益は238億円（前年同期比28.1％減）となりました。

当中間期の対米ドル円為替レートは115円、対ユーロ円為替レートは145円となりました。

当中間期の構造改革では、前年度から引き続いて写真感光材料の世界三極生産体制の再編を推し進めました。また、生産再編に伴って製造部門の人員削減を図るとともに、研究、生産、販売・流通、現像ラボ等あらゆる部門にまたがって人員のスリム化、適正化を進めております。これらの取り組みに伴い、420億円の費用が発生しております。実施内容別の内訳は、資産等に関連する費用で286億円、人員に関連する費用で134億円であります。

事業セグメント別の売上高及び事業展開については以下の通りです。

【イメージング ソリューション部門】

イメージング ソリューション部門の連結売上高は、カラーフィルムやデジタルミニラボの販売が減少したことに加え、カラーフィルムからのプリント需要の後退に伴って総合ラボにおける現像サービスの売上が減少した影響などにより、3,071 億円（前年同期比 11.8%減）となりました。

デジタルカメラの普及によってカラーフィルムの販売が減少する中、市場規模に適合した事業体制を構築し安定的に収益を確保していくことを目指し、ワールドワイドで構造改革に取り組んでおり、これまで着実に進展しております。

カラーペーパーについては、「お店プリント」関連の施策を展開しデジカメプリントが増加したことに加え、これまでに導入してきたデジタルミニラボによるインフラの拡充効果などにより、当社の市場シェアが上昇しており、売上が増加しました。デジタルミニラボについては、大手取引先への導入が一巡したことにより販売が減少しておりますが、店頭プリント受付機の設置強化や中小規模店への拡販を図るとともに、ノーリツ鋼機㈱とのアライアンスを活用することで、「お店プリント」の一層の充実を推進しております。デジタルカメラについては、当社の「高感度・高画質」路線が市場に浸透し、超高感度 ISO3200 の「FinePix F30」とスリムなボディで高感度 ISO1600 を実現した「FinePix Z3」の販売が好調に推移しました。しかし、北米市場ではエントリーモデルを中心に厳しい価格競争が展開されました。当社は、高感度・高画質に加え、顔検出機能を搭載したデジタルカメラの拡販を柱に、中国への生産シフトやサプライチェーンマネジメントの強化などの取り組みを通じて、事業収益のさらなる改善に努めてまいります。カラーフィルムについては、市場規模の縮小が続いておりますが、競合他社の市場撤退が進み当社の市場シェアは上昇しております。

【インフォメーション ソリューション部門】

インフォメーション ソリューション部門の連結売上高は、旺盛な需要が続くフラットパネルディスプレイ材料の大幅な売上増加に加え、内視鏡並びに医用画像情報ネットワークシステム「SYNAPSE」を中心としたメディカル製品・サービスや印刷 CTP プレートの販売拡大、インクジェットプリンター向けインク材料ビジネスを展開する FUJIFILM IMAGING COLORANTS LIMITED を前年度後半に連結子会社化し同社の売上が加わったことなどの影響により、4,852 億円（前年同期比 16.9%増）となりました。

フラットパネルディスプレイ材料事業では、液晶ディスプレイ市場での旺盛な需要に応え、当社主要製品「フジタック」「WV フィルム」の生産能力を拡大してきたことが寄与し、これら製品の販売が大幅に増加しました。この 10 月には富士フイルム九州㈱における最初の「フジタック」生産ラインを稼働させました。今後もさらに生産能力増強を推進し、一層の事業拡大を進めてまいります。医療画像事業では、海外を中心に FCR、ドライイメージャー、ドライフィルムなどの機器並びに材料製品の販売が堅調に推移したほか、「SYNAPSE」の販売も着実に拡大しております。7 月には、当社の FCR マンモグラフィ（乳房 X 線撮影）システムが、FDA（米国食品医薬品局）より、CR（コンピューテッドラジオグラフィ）方式のシステムとして世界で初めてマンモグラフィ用途での PMA（市販前承認申請に対する認可） を取得し、米国市場での FCR マンモグラフィシステムの販売を開始しております。内視鏡製品では、「経鼻内視鏡」をはじめとした特徴ある製品ラインアップが国内外で高く評価され、売上が大幅に増加しました。印刷システム事業では、CTP 化進展の影響により製版フィルムの販売が減少したものの、CTP システム関連製品の販売は大幅に増加しました。記録メディア事業では、ミッドレンジ系データストレージ分野で価格競争が再び激しさを増す中、主力製品である「LTO Ultrium 3」の販売が増加したほか、ハイエンドのエンタープライズ分野でも、IBM 社「3592」用データカートリッジの売上が拡大しました。情報・産業機材事業では、光学レンズ分野で、小型・軽量・高画質でオートフォーカス化・ズーム化に対応した当社のカメラ付携帯電話用レンズユニットが市場で高く評価されております。また、2006 FIFA ワールドカップ™ ドイツ大会が開催されたことで、TV カメラ用レンズの売上が大幅に増加しました。

※ LTO、Ultrium は、ヒューレットパッカード社、及び IBM 社の米国及びその他の国における登録商標です。

【ドキュメント ソリューション部門】

ドキュメントソリューション部門の連結売上高は、カラーデジタル複合機が欧米向け輸出ならびにアジア・オセアニア地域での販売が好調に推移したことが牽引し、5,597億円（前年同期比3.6%増）となりました。

オフィスプロダクト事業では、国内においては、電子文書法や個人情報保護法の施行に伴う文書セキュリティ強化や文書の統合管理ニーズの高まりに対応した複合機「ApeosPort-Ⅱ」シリーズをさらに2機種発売しラインアップを強化しました。また、電子化やネットワーク環境に対応したカラー複合機「DocuCentre C2100」を発売し、カラー機の普及に伴い増大する低価格・高付加価値ニーズへの対応を図りました。海外においては、欧米向け輸出およびアジア・中国地域でカラー機が好調を維持し、販売台数は大幅に増加しました。オフィスプリンター事業では、国内においてはOEM供給先の在庫調整の影響を受け販売台数が減少しましたが、欧米向け輸出のOEMにおいては、中速モノクロ機が性能・価格面において評価され販売台数を伸ばし、カラー機では低価格高生産性の新製品が販売台数を伸ばし始めました。プロダクションサービス事業では、国内において、前年同期に大型プリンティングシステムの大口ユーザーへの設置があったことにより当中間期は販売が減少しましたが、今後市場拡大が見込まれるデジタル印刷市場向けに、高速・高精細のモノクロ・オンデマンド・パブリッシング・システム「DocuCentre f1100 GA」、基幹業務出力向けに高速プリンター「4110 Enterprise Printing System」/「4590 Enterprise Printing System」を発売し、ラインアップを強化しました。オフィスサービス事業では、前年同期に特需があった戸籍管理システムの販売が減少した一方、ドキュメントアウトソーシングビジネスは引き続き伸長しております。また、会社法や日本版SOX法に対応し企業における内部統制システムの強化が喫緊の経営課題となる中、本年4月には内部統制ビジネスの専門営業組織を新設し、6月には内部統制を支援するソフトウェア「Apeos PEMaster」を発売するなど、サービス事業の拡大を進めております。

【中期経営計画「VISION75（2006）」の取り組み】

「新たな成長戦略の構築」

メディカル事業では、第一三共グループの第一製薬㈱の子会社で、放射性医薬品のリーディングメーカーである㈱第一ラジオアイソトープ研究所（DRL）の全株式を取得し、平成18年10月2日をもって富士フイルム㈱の完全子会社として新たに発足させました。日本における放射性医薬品のパイオニアとして、幅広い検査・診断・治療に使用される多様な製品の研究・開発・製造・販売に取り組んできたDRLを富士フイルムグループに加えることで、放射性医薬品を用いた核医学画像診断や放射性治療薬に、事業領域を拡大してまいります。

ライフサイエンス事業では、ヘルスケア分野への参入を果たしております。参入第一弾として、機能性スキンケア化粧品「エフ スクエア アイ」シリーズと機能性体内ケア食品「エフ キューブ アイ」シリーズを9月に発売しました。当社が長年にわたり蓄積してきた多彩なコア技術は、深く人間の生命現象と関わっており、ヘルスケア分野にも効果的な形で応用することが可能です。今後、機能性スキンケア化粧品、機能性体内ケア食品のみならず、先進医療などの領域でも、ライフサイエンス事業を拡大してまいります。

当社の中核事業であるフラットパネルディスプレイ材料事業では、中国の家電・電子部品大手である上海広電電子股份有限公司（SVA）と、中国における初の大型TFT液晶用カラーフィルター（CF）製造会社となる上海広電富士光電材料有限公司を設立する旨の合弁契約を締結しました。新会社は、富士フイルムの液晶向けカラーフィルター用カラーレジスト「カラーモザイク」を用いた「スリットコート方式 」と富士フイルムの独自技術である「トランサー方式」を活用し、SVAのグループ会社であるSVA-NEC向けを中心に、急成長を続ける中国液晶ディスプレイ市場へ、ノート・モニター・TV用大型CFの供給を進めてまいります。

インクジェットの分野では、大型ポスター、ラベル・パッケージなどの印刷用途で活用が拡大している産業用インクジェットプリンター用ヘッドのトップメーカーである米国 Dimatix, Inc.を買収し、FUJIFILM Dimatix, Inc.として新たに発足させました。富士フイルムが有する高度なインク技術と、同社

の最先端のヘッド技術を融合させ、高品質画像出力や、さまざまな新素材への画像出力を実現し、産業用インクジェットビジネスの事業拡大を図ってまいります。

本年4月には、全社横断的な先端研究、新規事業・新製品の基盤となるコア技術開発を推進することを目的に、「富士フイルム先進研究所」を開設しました。同研究所では、「先端コア技術研究所」、「有機合成化学研究所」、「アドバンストマーキング研究所」という3つのコーポレートラボが、相互の技術を融合させ、高機能材料・デバイス・システムなどを中心に、圧倒的な差別化技術の確立を図ってまいります。また、今後の重点分野である医療・ライフサイエンス事業の強化・拡大のため、「ライフサイエンス研究所」も配置しました。研究の早い段階から市場ニーズと3つのコーポレートラボが有する先端的な材料・デバイスの技術シーズとの融合を図ることで、独創的な高付加価値製品の開発を進めてまいります。

ドキュメントソリューション部門を担う富士ゼロックスは、横浜市「みなとみらい 21」に土地を取得し、新たに研究開発拠点を開設することを決定しました。現在、富士ゼロックスの主要な研究開発拠点は8箇所に分散されていますが、これらを、モノ作りの重要拠点と位置付ける海老名事業所と、横浜の新研究開発拠点に集約してまいります。この新研究開発拠点では、市場ニーズへの迅速な対応を促進するため顧客との接点を強化していくほか、開発者同士が組織横断的に連携して商品開発を行い、富士ゼロックスの研究開発の総合力を発揮してまいります。さらに、開発リードタイムの短縮や、拠点集約による研究開発効率の改善などの効果も期待されます。

「新たな成長戦略の構築」を実現していくために必要な資金の確保を目的に、本年4月に転換社債型新株予約権付社債を発行し、2,000億円の資金調達を行いました。この資金を活用することで重点事業分野におけるM&A、設備投資、研究開発などを今後一層強化し、収益の柱となる事業の育成をさらに加速してまいります。

「経営全般にわたる徹底的な構造改革」

当社は経営全般にわたって構造改革に取り組んでおりますが、イメージング ソリューション部門では、前年度に続き、カラーフィルムなどの写真感光材料分野で、日米欧の感材三極生産体制再編、販売・流通における人員スリム化と徹底的な経費削減、研究開発投資の大幅縮小、ラボ拠点の統廃合を推し進めているほか、デジタルカメラなどの電子映像事業の分野では、高感度路線を中核とした特長ある商品ラインアップの強化、国内生産体制の縮小と中国量産体制の確立、徹底的な経費削減と SCM 強化によるトータル在庫削減などの改革を急ピッチで進めております。これら施策の実施に伴い、平成18年3月期と平成19年3月期を通じて、総額1,650億円の一時的な費用を見込んでおります。なお、写真感光材料分野においては、約5,000 人の人員削減を進めております。

「連結経営の強化」

富士フイルムグループは、平成18年10月1日をもって持株会社体制に移行しました。本短信の3ページに概要を記載しております。

（2）財政状態について

キャッシュ・フローにつきましては、営業活動によるキャッシュ・フローは、前年同期に比べ 81 億円増加し、1,157 億円の収入となりました。投資活動によるキャッシュ・フローは 1,739 億円の支出となり、財務活動によるキャッシュ・フローは 1,719 億円の収入となりました。これらの結果、現金及び現金同等物の当中間期末残高は、前年度末に比べ 1,176 億円増加し、3,362 億円となりました。

・連結キャッシュ・フロー指標

	18 年 3 月期	18 年 9 月中間期
株主資本比率（%）	64.9	61.7
時価ベースの株主資本比率（%）	66.2	68.4
債務償還年数（年）	0.6	1.6
インタレスト・カバレッジ・レシオ（倍）	70.1	39.7

※ 株主資本比率 ：株主資本／総資産
時価ベースの株主資本比率 ：株式時価総額（期末株価終値×期末発行済株式数）／総資産
債務償還年数 ：有利子負債（社債、短期・長期借入金）／営業キャッシュ・フロー
インタレスト・カバレッジ・レシオ：営業キャッシュ・フロー／利払い（支払利息）

（3）通期の見通し及び利益配分の予想

米国経済の景気減速に対する懸念や、依然として高値圏で推移する原油を中心とした原材料価格の動向などの要因が世界経済の先行きに不透明感を与える中、当社においては、カラーフィルムの需要減少などによりイメージングソリューション部門の売上が減少することが想定されますが、液晶ディスプレイ市場の拡大を背景に急成長を続けるフラットパネルディスプレイ材料製品の生産能力増強などが寄与し、インフォメーションソリューション部門のさらなる拡大を見込んでおります。

一方、イメージングソリューション部門を中心とした構造改革は順調に進捗しており、計画通り当年度に完了する目処がついてきたことから、持株会社を中心とした新たなグループ経営体制への移行に機を合わせて、新たにグループ全体最適の観点から、販売費および一般管理費・研究開発費・製造費用のスリム化・重点化を進める取り組みを開始しました。これにより、平成 20 年 3 月期において、過去最高となる営業利益 2,000 億円の達成をより確実にしていくとともに、中期経営計画 VISION75（2006）の最終年度となる平成 22 年 3 月期には、営業利益 2,500 億円を上回る水準を目指してまいります。この新たな取り組みを展開していく過程において追加的な費用が発生する可能性があることから、現時点では本年 4 月 27 日公表の通期業績予想値を据え置くこととしました。具体的には、売上高 2 兆 7,400 億円、営業利益 800 億円、税引前利益 800 億円、当期純利益 380 億円を見通しており、算出に際しての第 3 四半期以降の為替レートの前提は、対米ドルは 110 円、対ユーロは 135 円であります。

当期末配当金につきましては、1 株当たり 12 円 50 銭、年間では 25 円の配当を予想いたしております。

（4）事業等のリスク

当社グループの財政状態及び経営成績に影響を及ぼす可能性のあるリスクには以下のようなものがあります。なお、文中における将来に関する事項は、当中間期末現在において判断したものです。

①経済情勢・為替変動による業績への影響

当社グループは、世界のさまざまなマーケットにおいて製品及びサービスを提供しており、連結ベースでの海外売上高比率は当中間期において約 53%です。世界各地の経済情勢、とりわけ為替レートの変動は業績に大きく影響を与える可能性があります。

為替変動による業績への影響を軽減するため、米ドル、ユーロにおいて先物予約を中心としたヘッジを行っていますが、為替の動向の程度によって業績に影響が出る可能性があります。

②市場競合状況

当社グループは、デジタルカメラ等のコンシューマー製品のみならず、医療・印刷・オフィス事務機器等の業務用製品分野においても、さまざまなデジタル関連製品・サービスを提供していますが、近年のデジタル化やオンラインネットワークの浸透・拡大に伴い、デジタル関連製品・サービスの比率がますます高まってきています。

これらの分野においては、ビジネスが拡大する一方、電子機器メーカーをはじめとする競合会社との競争激化により、短期間に製品販売単価が下落したり、あるいは製品のライフサイクルが短くなっています。これらは、売上高に影響を与え、また研究開発コストが増加するなど、結果的に利益の減少に結びついていく可能性があります。今後も、新たな技術に裏付けられた製品・サービスの開発とこれをサポートするマーケティング活動を継続的に実施してまいりますが、その成否によっては業績に影響を与えることが考えられます。

③特許及びその他の知的財産権

当社グループは、さまざまな特許、ノウハウ等の知的財産権を保有し、競争上の優位性を確保していますが、将来特許の権利存続期間の満了や代替テクノロジー等の出現に伴って、優位性の確保が困難となることが起こりえます。

当社グループが関連する幅広い事業領域においては、多数の企業が高度かつ複雑な技術を保有しており、またかかる技術は著しい勢いで増加しています。事業を展開する上で、他社の保有する特許、ノウハウ等の知的財産権の使用が必要となるケースがありますが、このような知的財産権の使用に関する交渉が成立しないことで業績にダメージを受ける可能性もあります。また、他社の権利を侵害することがないよう常に注意を払って事業展開をしておりますが、訴訟に巻き込まれるリスクを完全に回避することは難しいのが実情です。このような場合、係争経費や敗訴した場合の賠償金等の発生により、業績に影響を与えるといったことも考えられます。

④公的規制

当社グループが事業を展開している地域において、事業・投資等の許認可、輸出入に関する制限や規制等、さまざまな政府規制の適用を受けています。また、通商、公正取引、特許、消費者保護、租税、為替管理、環境関連等の法規制の適用も受けています。

万一、規制を遵守できなかった場合、制裁金等が課される可能性があり、さらに、今後規制が強化されたり、大幅な変更がなされることが考えられ、その場合、当社グループの活動が制限されたり、規制遵守のため、ないし規制内容の変更に対応するためのコストが発生する可能性も否定できません。従って、これらの規制は当社グループの業績に影響を及ぼす可能性があります。

⑤生産活動

当社グループは、世界各地で生産活動を行っています。このため、地震、その他の自然災害もしくは

人災、原材料・部品等の供給元の製造中止、倒産等による供給の中断、テロ、戦争、ストライキ、伝染病の大規模な感染及びその他要因による混乱等により当社グループ製品の供給が妨げられることがあり得ます。また、原材料や部品の価格高騰により、当社グループの業績に悪影響を及ぼす可能性があります。

当社グループは、厳しい品質管理基準に従い各種製品を生産しておりますが、将来に亘り製品に欠陥が発生する可能性がないとは言えず、万一、リコール等の事態が起こりますと、当社グループの業績に影響を与えることがあります。

⑥構造改革

当社グループは、グループ会社間の経営統合や生産･販売･サービス面での構造改革を推進しており、今後も引き続き経営効率の向上に努めていく方針です。構造改革の進展状況によって追加コストが発生し当社グループ業績に影響を及ぼす可能性があります。

本資料における業績予想及び将来の予測等に関する記述は、現時点で入手された情報に基づき判断した予想であり、潜在的なリスクや不確実性が含まれております。従いまして、実際の業績は、様々な要因により、これらの業績予想とは異なることがありますことをご承知おき下さい。

比較中間連結貸借対照表

単位　百万円

期別 科目	18年9月中間期 平成18年9月30日現在		18年3月期 平成18年3月31日現在		増減 (△は減少)	17年9月中間期 平成17年9月30日現在	
[資産の部]	%		%			%	
流動資産							
現金及び現金同等物		336, 210		218, 598	117, 612		264, 172
有価証券		68, 756		69, 829	△ 1, 073		51, 008
受取債権							
営業債権及びリース債権		556, 449		548, 586	7, 863		533, 678
関連会社等に対する債権		26, 346		33, 272	△ 6, 926		33, 073
貸倒引当金		△ 16, 147		△ 15, 543	△ 604		△ 16, 402
		566, 648		566, 315	333		550, 349
棚卸資産		407, 680		385, 463	22, 217		384, 380
繰延税金資産		98, 050		96, 030	2, 020		87, 864
前払費用及びその他の流動資産		44, 366		36, 225	8, 141		31, 307
流動資産　合計	47. 3	1, 521, 710	45. 3	1, 372, 460	149, 250	45. 5	1, 369, 080
投資及び長期債権							
関連会社等に対する投資及び貸付金		42, 320		54, 283	△ 11, 963		49, 404
投資有価証券		337, 295		310, 152	27, 143		288, 331
長期リース債権及びその他の長期債権		104, 201		102, 773	1, 428		97, 874
貸倒引当金		△ 4, 352		△ 4, 357	5		△ 4, 609
投資及び長期債権　合計	14. 9	479, 464	15. 3	462, 851	16, 613	14. 3	431, 000
有形固定資産							
土地		79, 647		77, 469	2, 178		75, 482
建物及び構築物		613, 971		602, 585	11, 386		584, 049
機械装置及びその他の有形固定資産		1, 658, 880		1, 647, 474	11, 406		1, 634, 533
建設仮勘定		36, 506		41, 742	△ 5, 236		50, 849
		2, 389, 004		2, 369, 270	19, 734		2, 344, 913
減価償却累計額		△ 1, 641, 840		△ 1, 617, 885	△ 23, 955		△ 1, 576, 468
有形固定資産　合計	23. 2	747, 164	24. 8	751, 385	△ 4, 221	25. 6	768, 445
その他の資産							
営業権		254, 576		233, 547	21, 029		229, 240
その他の無形固定資産		65, 497		52, 767	12, 730		48, 890
繰延税金資産		39, 660		38, 217	1, 443		45, 817
その他		107, 730		116, 264	△ 8, 534		113, 809
その他の資産　合計	14. 6	467, 463	14. 6	440, 795	26, 668	14. 6	437, 756
資産　合計	100. 0	3, 215, 801	100. 0	3, 027, 491	188, 310	100. 0	3, 006, 281

単位　百万円

科目 ＼ 期別	18年9月中間期 平成18年9月30日現在		18年3月期 平成18年3月31日現在		増減 (△は減少)	17年9月中間期 平成17年9月30日現在	
[負債の部]	%		%			%	
流動負債							
社債及び短期借入金		97,650		99,088	△ 1,438		125,824
支払債務							
営業債務		260,112		255,423	4,689		268,422
設備関係債務		41,326		49,764	△ 8,438		55,867
関連会社等に対する債務		5,014		7,322	△ 2,308		9,793
		306,452		312,509	△ 6,057		334,082
未払法人税等		33,562		36,547	△ 2,985		25,785
未払費用		199,967		214,993	△ 15,026		189,229
その他の流動負債		69,244		59,769	9,475		57,258
流動負債　合計	21.9	706,875	23.9	722,906	△ 16,031	24.4	732,178
固定負債							
社債及び長期借入金		266,687		74,329	192,358		76,356
退職給付引当金		37,680		44,215	△ 6,535		94,744
繰延税金負債		61,246		64,348	△ 3,102		53,873
預り保証金及びその他の固定負債		38,844		38,647	197		36,819
固定負債　合計	12.6	404,457	7.3	221,539	182,918	8.7	261,792
少数株主持分	3.8	121,467	3.9	119,549	1,918	3.7	111,082
[資本の部]							
資本金		40,363		40,363	−		40,363
普通株式							
授権株式数　800,000,000 株							
発行済株式数514,625,728 株							
資本剰余金		68,412		68,412	−		68,135
利益剰余金		1,836,036		1,818,610	17,426		1,821,132
その他の包括利益（△損失）累積額		55,596		52,917	2,679		△ 8,113
自己株式　17年9月中間期　5,334,565株							
18年3月期　4,403,655株							
18年9月中間期　4,559,141株		△ 17,405		△ 16,805	△ 600		△ 20,288
資本 合計	61.7	1,983,002	64.9	1,963,497	19,505	63.2	1,901,229
負債及び資本　合計	100.0	3,215,801	100.0	3,027,491	188,310	100.0	3,006,281

(注) その他の包括利益（△損失）累積額　内訳

	平成18年9月30日現在	平成18年3月31日現在	増減 (△は減少)	平成17年9月30日現在
有価証券未実現利益	42,720	53,119	△ 10,399	35,601
為替換算調整額	24,740	11,865	12,875	△ 8,902
最小年金負債調整額	△ 11,873	△ 12,078	205	△ 34,896
デリバティブ未実現損益	9	11	△ 2	84

比較中間連結損益計算書

単位　百万円

科目 ＼ 期別	18年9月中間期 自　平成18年4月 1日 至　平成18年9月30日		17年9月中間期 自　平成17年4月 1日 至　平成17年9月30日		増減 (△は減少)		18年3月期 自　平成17年4月 1日 至　平成18年3月31日	
					増減額	増減率		
	%		%			%	%	
売上高								
売上高		1, 162, 221		1, 121, 872	40, 349	3. 6		2, 300, 842
レンタル収入		189, 815		181, 708	8, 107	4. 5		366, 653
	100. 0	1, 352, 036	100. 0	1, 303, 580	48, 456	3. 7	100. 0	2, 667, 495
売上原価								
売上原価		713, 466		702, 866	10, 600	1. 5		1, 435, 757
レンタル原価		79, 651		75, 845	3, 806	5. 0		158, 047
	58. 7	793, 117	59. 7	778, 711	14, 406	1. 8	59. 8	1, 593, 804
売上総利益	41. 3	558, 919	40. 3	524, 869	34, 050	6. 5	40. 2	1, 073, 691
営業費用								
販売費及び一般管理費	27. 7	375, 566	28. 0	364, 696	10, 870	3. 0	27. 6	735, 058
研究開発費	6. 7	90, 592	7. 1	92, 324	△ 1, 732	△ 1. 9	6. 8	182, 154
構造改革費用	3. 1	41, 982	0. 6	7, 835	34, 147	-	3. 2	86, 043
	37. 5	508, 140	35. 7	464, 855	43, 285	9. 3	37. 6	1, 003, 255
営業利益	3. 8	50, 779	4. 6	60, 014	△ 9, 235	△ 15. 4	2. 6	70, 436
営業外収益及び費用（△）								
受取利息及び配当金		4, 715		3, 908	807			8, 133
支払利息		△ 2, 915		△ 2, 088	△ 827			△ 3, 886
為替差損益・純額		3, 579		4, 066	△ 487			7, 526
その他損益・純額		472		△ 2, 344	2, 816			△ 2, 594
	0. 4	5, 851	0. 3	3, 542	2, 309	65. 2	0. 4	9, 179
税引前利益	4. 2	56, 630	4. 9	63, 556	△ 6, 926	△ 10. 9	3. 0	79, 615
法人税等	2. 0	27, 201	2. 1	27, 408	△ 207	△ 0. 8	1. 3	35, 024
少数株主損益及び持分法による投資損益前利益	2. 2	29, 429	2. 8	36, 148	△ 6, 719	△ 18. 6	1. 7	44, 591
少数株主損益	△ 0. 5	△ 7, 378	△ 0. 5	△ 5, 773	△ 1, 605	△ 27. 8	△ 0. 5	△ 12, 785
持分法による投資損益	0. 1	1, 751	0. 2	2, 739	△ 988	△ 36. 1	0. 2	5, 210
中間（当期）純利益	1. 8	23, 802	2. 5	33, 114	△ 9, 312	△ 28. 1	1. 4	37, 016

比較中間連結キャッシュ・フロー計算書

単位　百万円

科目 ＼ 期別	18年9月中間期 自平成18年4月 1日 至平成18年9月30日	17年9月中間期 自平成17年4月 1日 至平成17年9月30日	18年3月期 自平成17年4月 1日 至平成18年3月31日
Ⅰ　営業活動によるキャッシュ・フロー			
1．中間（当期）純利益	23,802	33,114	37,016
2．営業活動により増加した純キャッシュへの調整			
（1）減価償却費	109,941	104,584	225,434
（2）長期性資産及び営業権の減損費用	-	-	42,121
（3）法人税等調整額	△ 3,259	3,266	△ 17,732
（4）少数株主損益	7,378	5,773	12,785
（5）持分法による投資損益（受取配当金控除後）	△ 619	△ 1,474	△ 3,899
（6）資産及び負債の増減			
・受取債権の増加（△）・減少	17,623	△ 4,993	△ 7,223
・棚卸資産の増加（△）・減少	△ 8,252	△ 3,126	15,118
・営業債務の減少	△ 3,797	△ 11,721	△ 33,486
・未払法人税等及びその他負債の減少	△ 28,289	△ 19,635	△ 9,909
（7）その他	1,185	1,814	12,333
小計	91,911	74,488	235,542
営業活動によるキャッシュ・フロー	115,713	107,602	272,558
Ⅱ　投資活動によるキャッシュ・フロー			
1．有形固定資産の購入	△ 79,232	△ 84,969	△ 186,980
2．ソフトウェアの購入	△ 9,406	△ 9,326	△ 16,693
3．有価証券・投資有価証券等の売却・満期償還	52,199	49,680	83,629
4．有価証券・投資有価証券等の購入	△ 96,913	△ 25,274	△ 58,757
5．投資及び貸付金の増加（△）・減少	5,138	△ 4,783	△ 19,237
6．事業買収に伴う支出 （買収資産に含まれる現金及び現金同等物控除後）	△ 31,643	△ 10,417	△ 40,587
7．その他	△ 14,048	△ 15,737	△ 33,504
投資活動によるキャッシュ・フロー	△ 173,905	△ 100,826	△ 272,129
Ⅲ　財務活動によるキャッシュ・フロー			
1．長期債務による調達額	199,938	769	1,728
2．長期債務の返済額	△ 23,237	△ 5,984	△ 21,452
3．短期債務の増加・減少（△）（純額）	4,928	△ 21,176	△ 43,119
4．親会社による配当金支払額	△ 6,378	△ 6,367	△ 12,734
5．少数株主への配当金支払額	△ 2,744	△ 2,693	△ 4,941
6．自己株式の取得（△）及び売却（純額）	△ 600	△ 32	209
財務活動によるキャッシュ・フロー	171,907	△ 35,483	△ 80,309
Ⅳ　為替変動による現金及び現金同等物への影響	3,897	4,722	10,321
Ⅴ　現金及び現金同等物純増加・純減少（△）	117,612	△ 23,985	△ 69,559
Ⅵ　現金及び現金同等物期首残高	218,598	288,157	288,157
Ⅶ　現金及び現金同等物期末残高	336,210	264,172	218,598

中間連結資本勘定計算書

平成18年3月期及び平成18年9月中間期

単位　百万円

科目	資本金	資本剰余金	利益剰余金	その他の包括利益（△損失）累計額	自己株式	資本合計
平成17年3月31日現在残高	40,363	68,135	1,794,385	△ 33,525	△ 20,256	1,849,102
包括利益						
当期純利益	-	-	37,016	-	-	37,016
有価証券未実現利益増加額	-	-	-	27,311	-	27,311
為替換算調整額	-	-	-	37,323	-	37,323
最小年金負債調整額	-	-	-	21,822	-	21,822
デリバティブ未実現損益変動額	-	-	-	△ 14	-	△ 14
包括利益						123,458
自己株式取得	-	-	-	-	△ 80	△ 80
自己株式売却	-	-	△ 46	-	3,531	3,485
現金配当金	-	-	△ 12,745	-	-	△ 12,745
その他	-	277	-	-	-	277
平成18年3月31日現在残高	40,363	68,412	1,818,610	52,917	△ 16,805	1,963,497
包括利益						
中間純利益	-	-	23,802	-	-	23,802
有価証券未実現利益減少額	-	-	-	△ 10,399	-	△ 10,399
為替換算調整額	-	-	-	12,875	-	12,875
最小年金負債調整額	-	-	-	205	-	205
デリバティブ未実現損益変動額	-	-	-	△ 2	-	△ 2
包括利益						26,481
自己株式取得	-	-	-	-	△ 602	△ 602
自己株式売却	-	0	-	-	2	2
現金配当金	-	-	△ 6,376	-	-	△ 6,376
平成18年9月30日現在残高	40,363	68,412	1,836,036	55,596	△ 17,405	1,983,002

平成17年9月中間期

単位　百万円

科目	資本金	資本剰余金	利益剰余金	その他の包括利益（△損失）累計額	自己株式	資本合計
平成17年3月31日現在残高	40,363	68,135	1,794,385	△ 33,525	△ 20,256	1,849,102
包括利益						
中間純利益	-	-	33,114	-	-	33,114
有価証券未実現利益増加額	-	-	-	9,793	-	9,793
為替換算調整額	-	-	-	16,556	-	16,556
最小年金負債調整額	-	-	-	△ 996	-	△ 996
デリバティブ未実現損益変動額	-	-	-	59	-	59
包括利益						58,526
自己株式取得	-	-	-	-	△ 36	△ 36
自己株式売却	-	-	0	-	4	4
現金配当金	-	-	△ 6,367	-	-	△ 6,367
平成17年9月30日現在残高	40,363	68,135	1,821,132	△ 8,113	△ 20,288	1,901,229

比較中間連結売上高明細表

（1）製品別連結売上高

単位　百万円

	18年9月中間期 自　平成18年4月 1日 至　平成18年9月30日		17年9月中間期 自　平成17年4月 1日 至　平成17年9月30日		増減 （△は減少）	
					増減額	増減率
売上高：						%
イメージング ソリューション	22.7%	307,148	26.7%	348,311	△ 41,163	△ 11.8
インフォメーション ソリューション	35.9%	485,187	31.9%	415,209	69,978	16.9
ドキュメント ソリューション	41.4%	559,701	41.4%	540,060	19,641	3.6
連結 合計	100.0%	1,352,036	100.0%	1,303,580	48,456	3.7

（注）各区分に属する主要な製品の名称

イメージング ソリューション　：カラーフィルム、デジタルカメラ、フォトフィニッシング機器、現像プリント用のカラーペーパー・薬品・サービス等

インフォメーション ソリューション　：医療診断用・ライフサイエンス機材、印刷システム機材、ﾌﾗｯﾄﾊﾟﾈﾙﾃﾞｨｽﾌﾟﾚｲ材料、記録メディア、光学デバイス、電子材料、インクジェット用材料等

ドキュメント ソリューション　：オフィス用複写機・複合機、プリンター、プロダクションサービス関連商品、用紙、消耗品、オフィスサービス等

（2）国内・海外別連結売上高

単位　百万円

	18年9月中間期 自　平成18年4月 1日 至　平成18年9月30日		17年9月中間期 自　平成17年4月 1日 至　平成17年9月30日		増減 （△は減少）	
					増減額	増減率
売上高：						%
国内	46.9%	634,441	49.6%	646,233	△ 11,792	△ 1.8
海外						
米州	21.0%	283,598	21.6%	281,587	2,011	0.7
欧州	15.2%	205,445	14.4%	188,218	17,227	9.2
アジア及びその他	16.9%	228,552	14.4%	187,542	41,010	21.9
計	53.1%	717,595	50.4%	657,347	60,248	9.2
連結 合計	100.0%	1,352,036	100.0%	1,303,580	48,456	3.7

セグメント情報

(1) 事業別セグメント情報

単位　百万円

	18年9月中間期 自 平成18年4月 1日 至 平成18年9月30日		17年9月中間期 自 平成17年4月 1日 至 平成17年9月30日		増減(△は減少) 増減額	増減率
売上高：						%
イメージング ソリューション：						
外部顧客に対するもの	22.7%	307,148	26.7%	348,311	△ 41,163	△ 11.8
セグメント間取引		511		299	212	-
計		307,659		348,610	△ 40,951	△ 11.7
インフォメーション ソリューション：						
外部顧客に対するもの	35.9%	485,187	31.9%	415,209	69,978	16.9
セグメント間取引		1,334		1,639	△ 305	-
計		486,521		416,848	69,673	16.7
ドキュメント ソリューション：						
外部顧客に対するもの	41.4%	559,701	41.4%	540,060	19,641	3.6
セグメント間取引		5,355		5,545	△ 190	-
計		565,056		545,605	19,451	3.6
セグメント間取引消去		△ 7,200		△ 7,483	283	-
連結 合計	100.0%	1,352,036	100.0%	1,303,580	48,456	3.7

単位　百万円

	18年9月中間期 自 平成18年4月 1日 至 平成18年9月30日		17年9月中間期 自 平成17年4月 1日 至 平成17年9月30日		増減(△は減少) 増減額	増減率
営業利益：						%
イメージング ソリューション	△6.0%	△ 18,507	△1.4%	△ 4,970	△ 13,537	△ 272.4
インフォメーション ソリューション	7.2%	35,079	8.5%	35,306	△ 227	△ 0.6
ドキュメント ソリューション	6.0%	34,113	5.4%	29,628	4,485	15.1
計		50,685		59,964	△ 9,279	△ 15.5
セグメント間取引消去		94		50	44	-
連結 合計	3.8%	50,779	4.6%	60,014	△ 9,235	△ 15.4

(参考) 上記事業別セグメント利益・損失に含まれる構造改革費用　　単位　百万円

	18年9月期中間期 自 平成18年4月 1日 至 平成18年9月30日	17年9月期中間期 自 平成17年4月 1日 至 平成17年9月30日	増減額
構造改革費用：			
イメージング ソリューション	29,741	7,544	22,197
インフォメーション ソリューション	12,241	291	11,950
連結合計	41,982	7,835	34,147

(注) 各区分に属する主要な製品の名称

イメージング ソリューション　：カラーフィルム、デジタルカメラ、フォトフィニッシング機器、現像プリント用のカラーペーパー・薬品・サービス等

インフォメーション ソリューション　：医療診断用・ライフサイエンス機材、印刷システム機材、ﾌﾗｯﾄﾊﾟﾈﾙﾃﾞｨｽﾌﾟﾚｲ材料、記録メディア、光学デバイス、電子材料、インクジェット用材料等

ドキュメント ソリューション　：オフィス用複写機・複合機、プリンター、プロダクションサービス関連商品、用紙、消耗品、オフィスサービス等

（2）所在地別セグメント情報

単位　百万円

	18年9月中間期 自　平成18年4月 1日 至　平成18年9月30日		17年9月中間期 自　平成17年4月 1日 至　平成17年9月30日		増減 （△は減少）	
					増減額	増減率
売上高：						%
日本：						
外部顧客に対するもの	60.2%	814,380	62.5%	814,951	△ 571	△ 0.1
セグメント間取引		227,170		182,789	44,381	-
計		1,041,550		997,740	43,810	4.4
米州：						
外部顧客に対するもの	17.5%	236,200	17.2%	223,944	12,256	5.5
セグメント間取引		12,975		12,286	689	-
計		249,175		236,230	12,945	5.5
欧州：						
外部顧客に対するもの	12.4%	168,156	11.8%	153,262	14,894	9.7
セグメント間取引		9,561		6,533	3,028	-
計		177,717		159,795	17,922	11.2
アジア及びその他：						
外部顧客に対するもの	9.9%	133,300	8.5%	111,423	21,877	19.6
セグメント間取引		150,348		114,364	35,984	-
計		283,648		225,787	57,861	25.6
セグメント間取引消去		△ 400,054		△ 315,972	△ 84,082	-
連結 合計	100.0%	1,352,036	100.0%	1,303,580	48,456	3.7

単位　百万円

	18年9月中間期 自　平成18年4月 1日 至　平成18年9月30日		17年9月中間期 自　平成17年4月 1日 至　平成17年9月30日		増減 （△は減少）	
					増減額	増減率
営業利益：						%
日本	5.0%	51,757	3.9%	39,085	12,672	32.4
米州	△4.5%	△ 11,225	1.1%	2,531	△ 13,756	-
欧州	△2.1%	△ 3,759	2.5%	4,061	△ 7,820	-
アジア及びその他	6.6%	18,695	5.4%	12,233	6,462	52.8
セグメント間取引消去		△ 4,689		2,104	△ 6,793	-
連結 合計	3.8%	50,779	4.6%	60,014	△ 9,235	△ 15.4

有価証券に関する状況

有価証券の時価等

単位　百万円

	18年9月中間期 平成18年9月30日現在				17年9月中間期 平成17年9月30日現在			
	取得原価	未実現利益	未実現損失	見積公正価値	取得原価	未実現利益	未実現損失	見積公正価値
有価証券								
社積	48,777	12	△ 42	48,747	40,866	137	31	40,972
国債	20,031	−	△ 22	20,009	10,031	5	−	10,036
小計	68,808	12	△ 64	68,756	50,897	142	31	51,008
投資有価証券								
国債及び外国政府債	47,484	168	△ 123	47,529	42,731	41	61	42,711
社債	78,949	188	△ 601	78,536	68,239	257	447	68,049
持分証券	97,177	77,231	△ 915	173,493	77,439	65,011	829	141,621
小計	223,610	77,587	△ 1,639	299,558	188,409	65,309	1,337	252,381
合計	292,418	77,599	△ 1,703	368,314	239,306	65,451	1,368	303,389

・本表は米国会計基準に基づいて開示しております。当社及び子会社の負債証券・持分証券は、全て売却可能有価証券に分類されます。

＜参考資料＞

比較連結損益計算書（第2四半期）

単位　百万円

期別 科目	19年3月期　第2四半期 自　平成18年7月 1日 至　平成18年9月30日		18年3月期　第2四半期 自　平成17年7月 1日 至　平成17年9月30日		増減（△は減少） 増減額	増減率
	%		%			%
売上高						
売上高		601,942		589,193	12,749	2.2
レンタル収入		93,246		89,206	4,040	4.5
	100.0	695,188	100.0	678,399	16,789	2.5
売上原価						
売上原価		372,630		371,616	1,014	0.3
レンタル原価		37,328		37,727	△ 399	△ 1.1
	59.0	409,958	60.4	409,343	615	0.2
売上総利益	41.0	285,230	39.6	269,056	16,174	6.0
営業費用						
販売費及び一般管理費	27.1	188,460	27.4	186,048	2,412	1.3
研究開発費	6.8	47,103	7.2	48,890	△ 1,787	△ 3.7
構造改革費用	2.1	14,631	0.8	5,296	9,335	-
	36.0	250,194	35.4	240,234	9,960	4.1
営業利益	5.0	35,036	4.2	28,822	6,214	21.6
営業外収益及び費用（△）						
受取利息及び配当金		2,411		1,804	607	
支払利息		△ 1,440		△ 1,255	△ 185	
為替差損益・純額		3,126		2,393	733	
その他損益・純額		△ 493		△ 738	245	
	0.5	3,604	0.4	2,204	1,400	63.5
税引前利益	5.5	38,640	4.6	31,026	7,614	24.5
法人税等	2.4	16,811	1.9	12,666	4,145	32.7
少数株主損益及び持分法による投資損益前利益	3.1	21,829	2.7	18,360	3,469	18.9
少数株主損益	△ 0.6	△ 4,304	△ 0.5	△ 3,100	△ 1,204	△ 38.8
持分法による投資損益	0.2	1,466	0.3	1,896	△ 430	△ 22.7
当期純利益	2.7	18,991	2.5	17,156	1,835	10.7

<参考資料>　　比較連結キャッシュ・フロー計算書（第2四半期）

単位　百万円

科目 ＼ 期別	19年3月期　第2四半期 自　平成18年7月1日 至　平成18年9月30日	18年3月期　第2四半期 自　平成17年7月1日 至　平成17年9月30日
Ⅰ　営業活動によるキャッシュ・フロー		
1．当期純利益	18,991	17,156
2．営業活動により増加した純キャッシュへの調整		
（1）減価償却費	51,103	54,365
（2）少数株主損益	4,304	3,100
（3）持分法による投資損益（受取配当金控除後）	△ 977	△ 789
（4）資産及び負債の増減		
・受取債権の増加	△ 19,362	△ 25,008
・棚卸資産の減少	11,799	16,592
・営業債務の減少	△ 3,586	△ 12,706
・未払法人税等及びその他負債の減少	△ 25,933	△ 26,884
（5）その他	6,267	△ 1,391
小計	23,615	7,279
営業活動によるキャッシュ・フロー	42,606	24,435
Ⅱ　投資活動によるキャッシュ・フロー		
1．有形固定資産の購入	△ 45,410	△ 45,540
2．ソフトウェアの購入	△ 6,036	△ 4,507
3．有価証券・投資有価証券等の売却・満期償還	38,374	38,678
4．有価証券・投資有価証券等の購入	△ 11,473	△ 7,978
5．投資及び貸付金の増加（△）・減少	4,418	△ 1,449
6．事業買収に伴う支出 （買収資産に含まれる現金及び現金同等物控除後）	△ 22,669	△ 8,956
7．その他	△ 8,490	△ 977
投資活動によるキャッシュ・フロー	△ 51,286	△ 30,729
Ⅲ　財務活動によるキャッシュ・フロー		
1．長期債務による調達額	-	510
2．長期債務の返済額	△ 19,320	△ 5,184
3．短期債務の増加・減少（△）（純額）	6,951	△ 14,957
4．少数株主への配当金支払額	△ 279	-
5．自己株式の取得（純額）	△ 584	△ 23
財務活動によるキャッシュ・フロー	△ 13,232	△ 19,654
Ⅳ　為替変動による現金及び現金同等物への影響	3,959	3,405
Ⅴ　現金及び現金同等物純減少	△ 17,953	△ 22,543
Ⅵ　現金及び現金同等物期首残高	354,163	286,715
Ⅶ　現金及び現金同等物期末残高	336,210	264,172

＜参考資料＞　比較連結売上高明細表（第2四半期）

（1）製品別連結売上高

単位　百万円

	19年3月期　第2四半期 自　平成18年7月 1日 至　平成18年9月30日		18年3月期　第2四半期 自　平成17年7月 1日 至　平成17年9月30日		増減 （△は減少）	
					増減額	増減率
売上高：						%
イメージング ソリューション	22.6%	157,223	26.5%	180,189	△ 22,966	△ 12.7
インフォメーション ソリューション	36.2%	251,556	32.5%	220,281	31,275	14.2
ドキュメント ソリューション	41.2%	286,409	41.0%	277,929	8,480	3.1
連結　合計	100.0%	695,188	100.0%	678,399	16,789	2.5

（注）各区分に属する主要な製品の名称

イメージング ソリューション　：カラーフィルム、デジタルカメラ、フォトフィニッシング機器、現像プリント用のカラーペーパー・薬品・サービス等

インフォメーション ソリューション：医療診断用・ライフサイエンス機材、印刷システム機材、ﾌﾗｯﾄﾊﾟﾈﾙﾃﾞｨｽﾌﾟﾚｲ材料、記録メディア、光学デバイス、電子材料、インクジェット用材料等

ドキュメント ソリューション　：オフィス用複写機・複合機、プリンター、プロダクションサービス関連商品、用紙、消耗品、オフィスサービス等

（2）国内・海外別連結売上高

単位　百万円

	19年3月期　第2四半期 自　平成18年7月 1日 至　平成18年9月30日		18年3月期　第2四半期 自　平成17年7月 1日 至　平成17年9月30日		増減 （△は減少）	
					増減額	増減率
売上高：						%
国内	46.7%	324,585	48.7%	330,250	△ 5,665	△ 1.7
海外						
米州	20.9%	145,563	22.4%	151,623	△ 6,060	△ 4.0
欧州	15.1%	105,266	14.3%	97,144	8,122	8.4
アジア及びその他	17.3%	119,774	14.6%	99,382	20,392	20.5
計	53.3%	370,603	51.3%	348,149	22,454	6.4
連結　合計	100.0%	695,188	100.0%	678,399	16,789	2.5



平成19年3月期　個別中間財務諸表の概要

平成18年10月31日

上場会社名　**富士フイルムホールディングス株式会社**　　上場取引所　東 大 名
コード番号　4901　　本社所在都道府県　東京都
（*URL http://www.fujifilmholdings.com/*）
代　表　者　代表取締役社長　古森　重隆
問合せ先責任者　経営企画部 IR 室長　岡田　淳二　TEL (03) 6271-1111
中間決算取締役会開催日　平成18年10月31日　　中間配当制度の有無　有
中間配当支払開始日　平成18年12月7日　　単元株制度の採用の有無　有（1単元　100株）

(注) 金額は百万円未満を切り捨て表示

1．18年9月中間期の業績（平成18年4月1日～平成18年9月30日）

(1) 経営成績

	売上高		営業利益		経常利益	
	百万円	%	百万円	%	百万円	%
18年9月中間期	377,396	6.5	39,810	94.7	55,143	66.6
17年9月中間期	354,508	△10.4	20,447	△20.5	33,090	△12.6
18年3月期	748,255		62,103		84,126	

	中間（当期）純利益		1株当たり中間（当期）純利益
	百万円	%	円　銭
18年9月中間期	29,579	31.3	57　97
17年9月中間期	22,521	△6.9	44　21
18年3月期	43,367		84　90

① 期中平均株式数　18年9月中間期　510,249,045株　17年9月中間期　509,369,597株　18年3月期　509,592,248株
② 会計処理の方法の変更　有
③ 売上高、営業利益、経常利益、中間純利益におけるパーセント表示は、対前年中間期増減率

(2) 財政状態

	総資産	純資産	自己資本比率	1株当たり純資産
	百万円	百万円	%	円　銭
18年9月中間期	2,033,822	1,618,847	79.6	3,173　52
17年9月中間期	1,795,505	1,567,029	87.3	3,076　44
18年3月期	1,868,397	1,605,810	85.9	3,146　80

(注) ① 期末発行済株式数　18年9月中間期　510,110,510株　17年9月中間期　509,364,368株　18年3月期　510,265,996株
② 期末自己株式数　18年9月中間期　4,515,218株　17年9月中間期　5,261,360株　18年3月期　4,359,732株
③ 平成17年9月中間期及び平成18年3月期における純資産、自己資本比率、1株当たり純資産には、それぞれ従来の株主資本、株主資本比率、1株当たり株主資本を記載しております。

2．19年3月期の業績予想（平成18年4月1日～平成19年3月31日）

当社は、平成19年3月期の単独決算業績予想を開示しておりません。

3．配当状況

・現金配当

	1株当たり配当金（円）		
	中間期末	期末	年間
18年3月期	12.50	12.50	25.00
19年3月期（実績）	12.50	–	25.00
19年3月期（予想）	–	12.50	

比較中間貸借対照表（個別）

単位　百万円

科目＼期別	18年9月中間期 平成18年9月30日現在		18年3月期 平成18年3月31日現在		増減 （△は減少）	17年9月中間期 平成17年9月30日現在	
[資産の部]	%		%			%	
流動資産							
現金預金		161,195		60,330	100,864		94,956
受取手形		1,841		1,872	△ 30		2,057
売掛金		129,052		152,077	△ 23,025		134,893
有価証券		71,726		69,828	1,897		50,938
短期貸付金		64,734		62,811	1,922		107,454
未収入金		19,317		26,978	△ 7,661		13,769
	22.0	447,866	20.0	373,899	73,967	22.5	404,070
製品		35,316		33,962	1,353		33,242
半製品		18,989		21,203	△ 2,213		20,464
原材料		13,662		13,752	△ 90		11,811
仕掛品		9,694		9,798	△ 104		7,133
貯蔵品		11,781		10,552	1,229		7,831
	4.4	89,443	4.8	89,269	174	4.5	80,484
前渡金		1,951		2,191	△ 240		2,427
前払費用		475		371	104		475
繰延税金資産		13,734		18,365	△ 4,631		14,646
その他流動資産		381		329	51		345
貸倒引当金		△ 220		△ 240	20		△ 470
流動資産　合計	27.2	553,634	25.9	484,187	69,446	28.0	501,979
固定資産							
有形固定資産							
建物		114,808		111,090	3,717		97,643
構築物		10,207		9,543	664		8,510
機械装置		155,744		154,784	960		138,032
車両運搬具		313		296	17		318
工具器具備品		21,763		23,725	△ 1,962		22,912
土地		27,706		27,177	528		25,852
建設仮勘定		23,835		22,555	1,280		34,083
計	17.4	354,379	18.7	349,172	5,206	18.2	327,352
無形固定資産							
特許権		6,725		4,541	2,183		5,061
借地権		1,620		1,620	-		1,620
商標権		4		5	0		5
ソフトウェア		30,468		32,985	△ 2,516		32,772
のれん		1,141		1,304	△ 163		-
その他		98		125	△ 26		116
計	2.0	40,058	2.2	40,581	△ 522	2.2	39,577
投資その他の資産							
投資有価証券		292,848		263,287	29,560		244,428
関係会社株式		674,327		620,103	54,224		574,919
関係会社社債		1,052		1,052	-		-
関係会社出資金		38,306		69,854	△ 31,547		67,141
長期貸付金		66,605		29,331	37,274		30,952
長期従業員貸付金		38		32	5		33
長期前払費用		5,061		5,443	△ 381		5,457
長期前払年金費用		4,685		2,753	1,932		1,101
長期差入保証金		1,285		1,303	△ 18		1,228
その他投資		2,009		1,674	334		1,512
貸倒引当金		△ 470		△ 380	△ 90		△ 180
計	53.4	1,085,749	53.2	994,455	91,294	51.6	926,595
固定資産　合計	72.8	1,480,188	74.1	1,384,209	95,978	72.0	1,293,525
資産　合計	100.0	2,033,822	100.0	1,868,397	165,424	100.0	1,795,505

単位　百万円

科目 ＼ 期別	18年9月中間期 平成18年9月30日現在		18年3月期 平成18年3月31日現在		増減 (△は減少)	17年9月中間期 平成17年9月30日現在	
[負債の部]	%		%			%	
流動負債							
支払手形		2,365		4,805	△ 2,439		5,819
買掛金		65,388		71,157	△ 5,769		57,909
短期借入金		12,690		23,435	△ 10,744		12,670
前受金		580		697	△ 117		253
製品保証引当金		1,786		2,024	△ 237		2,002
未払金		25,584		33,333	△ 7,748		39,285
未払費用		48,017		62,479	△ 14,462		49,560
未払法人税等		3,815		5,984	△ 2,169		5,206
工事代金支払手形		10,228		7,692	2,536		12,102
その他流動負債		1,975		1,823	152		1,799
流動負債　合計	8.5	172,431	11.4	213,432	△ 41,000	10.4	186,610
固定負債							
新株予約権付社債		200,737		-	200,737		-
退職給付引当金		3,290		3,444	△ 153		3,534
役員退職慰労引当金		291		412	△ 121		350
長期繰延税金負債		32,152		38,690	△ 6,537		29,830
預り保証金		4,886		4,853	33		8,150
その他固定負債		1,184		1,753	△ 569		-
固定負債　合計	11.9	242,542	2.7	49,154	193,388	2.3	41,865
負債　合計	20.4	414,974	14.1	262,586	152,387	12.7	228,476

単位　百万円

科目 ＼ 期別	18年9月中間期 平成18年9月30日現在		18年3月期 平成18年3月31日現在		増減 (△は減少)	17年9月中間期 平成17年9月30日現在	
[資本の部]	%		%			%	
資本金	-	-	2.2	40,363	-	2.2	40,363
資本剰余金							
資本準備金	-	-	3.4	63,636	-	3.3	59,036
利益剰余金							
利益準備金	-	-	0.5	10,090	-	0.6	10,090
配当準備積立金		-		280	-		280
退職給与積立金		-		280	-		280
研究基金		-		285	-		285
特別割増償却積立金		-		3,411	-		3,411
資産買換差益積立金		-		3,601	-		3,601
別途積立金		-		1,398,305	-		1,398,305
任意積立金　計	-	-	75.3	1,406,162	-	78.3	1,406,162
中間（当期）未処分利益	-	-	2.8	52,521	-	2.1	38,041
利益剰余金　合計	-	-	78.6	1,468,774	-	81.0	1,454,295
株式等評価差額金	-	-	2.7	49,817	-	1.9	33,584
自己株式		-		△ 16,780	-		△ 20,251
資本 合計	-	-	85.9	1,605,810	-	87.3	1,567,029
負債及び資本　合計	-	-	100.0	1,868,397	-	100.0	1,795,505
[純資産の部]							
株主資本							
資本金	2.0	40,363	-	-	-	-	-
資本剰余金							
資本準備金		63,636		-	-		-
その他資本剰余金		0		-	-		-
資本剰余金　合計	3.1	63,636	-	-	-	-	-
利益剰余金							
利益準備金		10,090		-	-		-
その他利益剰余金							
配当準備積立金		280		-	-		-
退職給与積立金		280		-	-		-
研究基金		285		-	-		-
特別割増償却積立金		3,613		-	-		-
資産買換差益積立金		3,436		-	-		-
別途積立金		1,428,305		-	-		-
繰越利益剰余金		45,581		-	-		-
利益剰余金　合計	73.4	1,491,872	-	-	-	-	-
自己株式	△ 0.9	△ 17,381	-	-	-	-	-
株主資本　合計	77.6	1,578,490	-	-	-	-	-
評価・換算差額等							
その他有価証券評価差額金	2.0	40,357	-	-	-	-	-
純資産合計	79.6	1,618,847	-	-	-	-	-
負債及び純資産　合計	100.0	2,033,822	-	-	-	-	-

比較中間損益計算書（個別）

単位　百万円

科目 ＼ 期別	18年9月中間期 自 平成18年4月 1日 至 平成18年9月30日		17年9月中間期 自 平成17年4月 1日 至 平成17年9月30日		増減（△は減少） 増減額	増減率	18年3月期 自 平成17年4月 1日 至 平成18年3月31日	
	%		%			%	%	
売上高	100.0	377,396	100.0	354,508	22,887	6.5	100.0	748,255
売上原価	64.0	241,674	67.3	238,605	3,068	1.3	65.7	491,402
売上総利益	36.0	135,722	32.7	115,903	19,818	17.1	34.3	256,853
販売費及び一般管理費	14.3	53,785	15.2	53,930	△ 144	△ 0.3	14.7	110,246
研究開発費	11.2	42,125	11.7	41,524	600	1.4	11.3	84,502
販売費及び一般管理費　計	25.5	95,911	26.9	95,455	456	0.5	26.0	194,749
営業利益	10.5	39,810	5.8	20,447	19,362	94.7	8.3	62,103
営業外収益								
受取利息		2,179		1,913	265	13.9		3,664
配当収益		12,704		11,609	1,094	9.4		19,515
その他の営業外収益		3,239		1,198	2,041	170.4		3,698
営業外収益　計	4.8	18,122	4.1	14,721	3,401	23.1	3.6	26,878
営業外費用								
支払利息		1,109		91	1,017	1,112.9		199
輸出荷為替手形割引諸費用		251		192	58	30.5		446
その他の営業外費用		1,428		1,794	△ 366	△ 20.4		4,209
営業外費用　計	0.7	2,789	0.6	2,078	710	34.2	0.7	4,855
経常利益	14.6	55,143	9.3	33,090	22,053	66.6	11.2	84,126
特別損失								
固定資産除却損		2,381		1,824	556	30.5		4,541
構造改革費用		12,824		-	12,824	-		16,487
特別損失　計	4.0	15,205	0.5	1,824	13,380	733.3	2.8	21,028
税引前中間（当期）純利益	10.6	39,937	8.8	31,265	8,672	27.7	8.4	63,098
法人税、住民税及び事業税	1.5	5,800	1.9	6,700	△ 900	△ 13.4	1.8	13,400
法人税等調整額		4,558		2,044	2,514	123.0		6,331
中間（当期）純利益	7.8	29,579	6.4	22,521	7,057	31.3	5.8	43,367
前期繰越利益		-		15,521	-	-		15,521
中間配当額		-		-	-	-		6,367
自己株式処分差損		-		0	-	-		0
中間（当期）未処分利益		-		38,041	-	-		52,521

中間株主資本等変動計算書（個別）

平成18年9月中間期 単位 百万円

	株主資本								評価・換算差額等	純資産合計
	資本金	資本剰余金		利益剰余金			自己株式	株主資本合計	その他有価証券評価差額金	
					その他利益剰余金					
		資本準備金	その他の資本剰余金	利益準備金	任意積立金	繰越利益剰余金				
平成18年3月31日残高	40,363	63,636	-	10,090	1,406,162	52,521	△ 16,780	1,555,993	49,817	1,605,810
当中間期の変動額										
新株の発行								-		-
剰余金の配当						△ 6,378		△ 6,378		△ 6,378
役員賞与金						△ 103		△ 103		△ 103
任意積立金の積立					31,852	△ 31,852		-		-
任意積立金の取崩					△ 1,815	1,815		-		-
中間純利益						29,579		29,579		29,579
自己株式の取得							△ 602	△ 602		△ 602
自己株式の処分			0				2	2		2
その他有価証券評価差額金の当中間期の変動額（純額）									△ 9,459	△ 9,459
当中間期の変動額合計			0		30,037	△ 6,939	△ 600	22,496	△ 9,459	13,037
平成18年9月30日残高	40,363	63,636	0	10,090	1,436,200	45,581	△ 17,381	1,578,490	40,357	1,618,847

（注）1. その他利益剰余金の内訳 単位 百万円

	その他利益剰余金								
	任意積立金							繰越利益剰余金	その他利益剰余金合計
	配当準備積立金	退職給与積立金	研究基金	特別割増償却積立金	資産買替差益積立金	別途積立金	任意積立金合計		
平成18年3月31日残高	280	280	285	3,411	3,601	1,398,305	1,406,162	52,521	1,458,683
当中間期の変動額									
剰余金の配当							-	△ 6,378	△ 6,378
役員賞与金							-	△ 103	△ 103
任意積立金の積立				1,852		30,000	31,852	△ 31,852	-
任意積立金の取崩				△ 1,650	△ 164		△ 1,815	1,815	-
中間純利益								29,579	29,579
当中間期の変動額合計				201	△ 164	30,000	30,037	△ 6,939	23,098
平成18年9月30日残高	280	280	285	3,613	3,436	1,428,305	1,436,200	45,581	1,481,781

2. 当中間期末における発行済株式の種類及び数は、普通株式514,625,728株であります。

3. 当中間期末における自己株式の種類及び数は、普通株式4,515,218株であります

4. 剰余金の配当に関する事項

	配当の総額	一株当たりの配当額	基準日	効力発生日
平成18年6月29日定時株主総会	6,378百万円	12円50銭	平成18年3月31日	平成18年6月30日
平成18年10月31日取締役会	6,376百万円	12円50銭	平成18年9月30日	平成18年12月7日

比較中間売上高明細表

（1）製品別売上高

単位　百万円

	18年9月中間期 自　平成18年4月 1日 至　平成18年9月30日		17年9月中間期 自　平成17年4月 1日 至　平成17年9月30日		増減 (△は減少)	
					増減額	増減率
売上高：						%
イメージング ソリューション	38.7%	146,220	42.9%	152,189	△ 5,968	△ 3.9
インフォメーション ソリューション	61.3%	231,175	57.1%	202,319	28,856	14.3
合計	100.0%	377,396	100.0%	354,508	22,887	6.5

（注）各区分に属する主要な製品の名称

イメージング ソリューション　：カラーフィルム、デジタルカメラ、フォトフィニッシング機器、現像プリント用のカラーペーパー・薬品等

インフォメーション ソリューション　：医療診断用・ライフサイエンス機材、印刷システム機材、ﾌﾗｯﾄﾊﾟﾈﾙﾃﾞｨｽﾌﾟﾚｲ材料、記録メディア、インクジェット用材料等

（2）国内・輸出別売上高

単位　百万円

	18年9月中間期 自　平成18年4月 1日 至　平成18年9月30日		17年9月中間期 自　平成17年4月 1日 至　平成17年9月30日		増減 (△は減少)	
					増減額	増減率
売上高：						%
国内	44.4%	167,631	49.7%	176,218	△ 8,586	△ 4.9
輸出	55.6%	209,765	50.3%	178,290	31,474	17.7
合計	100.0%	377,396	100.0%	354,508	22,887	6.5

注記事項

貸借対照表関係

単位　百万円

科目＼期別	18年9月中間期 平成18年9月30日現在	18年3月期 平成18年3月31日現在	増減 (△は減少)	17年9月中間期 平成17年9月30日現在
有形固定資産の減価償却累計額	745,520	744,469	1,050	740,540
保証債務等残高	15,195	16,439	△ 1,243	29,854
輸出荷為替手形割引高	7,445	5,247	2,198	6,872
自己株式数	4,515,218株	4,359,732株	155,486株	5,261,360株

「重要な会計方針」

①有価証券の評価基準及び評価方法

子会社及び関連会社株式……………移動平均法による原価法

その他有価証券

時価のあるもの…………………市場価格等に基づく時価法（評価差額は全部純資産直入法により処理し、売却原価は移動平均法により算定）

時価のないもの…………………移動平均法による原価法

②棚卸資産の評価基準及び評価方法

製品、半製品、仕掛品、補助原料、貯蔵品・・・・移動平均法による低価法

半製品及び仕掛品工程中の硝酸銀…………後入先出法による低価法

主要原材料……………………………後入先出法による低価法

③固定資産の減価償却方法

有形固定資産……… 定率法。但し、平成10年4月1日以降の取得建物は定額法。

無形固定資産……… 定額法。

④引当金の計上基準

貸倒引当金………… 債権の貸倒れによる損失に備えるため、一般債権については貸倒実績率により、貸倒懸念債権等特定の債権については個別に回収可能性を勘案し、回収不能見込額を計上しております。

製品保証引当金…… 製品販売後の無償サービス費用の支出に備えるため、売上高を基準として過去の実績に基づき計上しております。

退職給付引当金…… 従業員及び執行役員の退職給付に備えるため設定しております。従業員については、当期末における退職給付債務及び年金資産の見込額に基づき当中間期末において発生していると認められる額を計上しております。

執行役員分は、執行役員の内規に基づく当中間期末要支給額が残高となるよう計上しております。

役員退職慰労引当金・・役員の退職金の支給に充てるため、役員の内規に基づく当中間期末要支給額が残高となるよう計上しております。

⑤消費税等の処理方法・・税抜き方式によっております。

「会計方針の変更」

役員賞与に係る会計処理

当中間期より、「役員賞与に関する会計基準」（企業会計基準第4号 平成17年11月29日）を適用しております。

これにより、当期における役員賞与の支給見込額の当中間期負担額を計上しております。

なお、営業利益、経常利益及び税引前中間純利益へ与える影響は軽微であります。

貸借対照表の純資産の部の表示に関する会計基準

当中間期より、「貸借対照表の純資産の部の表示に関する会計基準」（企業会計基準第5号 平成17年12月9日）及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」（企業会計基準適用指針第8号 平成17年12月9日）を適用しております。従来の資本の部の合計に相当する金額は1,618,847百万円であります。



FUJIFILM Holdings Corporation

Shigetaka Komori
President and Chief Executive Officer

October 31, 2006
URL: http://www.fujifilmholdings.com/

Financial Results (Consolidated) for Six months ended September 30, 2006

Date of Board Meeting for six months ended September 30, 2006: October 31, 2006

(Consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.)

1. Results of Six months ended September 30, 2006 (From April 1, 2006 to September 30, 2006)

(1) OPERATING RESULTS

Amount Unit: Millions of yen unless otherwise specified

	Revenue		Operating Income		Income before Income Taxes	
		%		%		%
Six months ended Sept. 30,2006	1,352,036	3.7	50,779	(15.4)	56,630	(10.9)
Six months ended Sept. 30,2005	1,303,580	4.0	60,014	(40.8)	63,556	(40.0)
Year ended March 31, 2006	2,667,495		70,436		79,615	

	Net Income		Net Income Per Share of Common Stock	Net Income Per Share of Common Stock (Assuming Full Dilution)
		%	Yen	Yen
Six months ended Sept. 30,2006	23,802	(28.1)	46.65	44.51
Six months ended Sept. 30,2005	33,114	(37.2)	65.02	65.02
Year ended March 31, 2006	37,016		72.65	72.65

Notes 1. Equity in net earnings of affiliated companies (including unconsolidated subsidiaries)
Six months ended Sept.30, 2006: ¥1,751 million Six months ended Sept. 30, 2005: ¥2,739 million Year ended March 31, 2006: ¥5,210 million
2. Average number of shares:
Six months ended Sept. 30, 2006: 510,205,122 Six months ended Sept. 30, 2005: 509,296,392 Year ended March 31, 2006: 509,525,143
3. Change in Accounting Policies: None
4. Percent: Change against corresponding period of the previous year in Revenue, Operating Income, Income before Income Taxes, Net Income.

(2) FINANCIAL POSITION

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio to Total Assets	Shareholders' Equity per Share of Common Stock
			%	Yen
As of Sept. 30, 2006	3,215,801	1,983,002	61.7	3,887.73
As of Sept. 30, 2005	3,006,281	1,901,229	63.2	3,733.09
As of March 31, 2006	3,027,491	1,963,497	64.9	3,848.32

Note: Number of shares outstanding:
As of Sept. 30, 2006: 510,066,587 As of Sept. 30, 2005: 509,291,163 As of March 31, 2006: 510,222,073

(3) CASH FLOWS

	Net Cash provided by Operating activities	Net Cash used in Investing activities	Net Cash provided by (used in) Financing activities	Cash and Cash Equivalents at end of period
Six months ended Sept. 30,2006	115,713	(173,905)	171,907	336,210
Six months ended Sept. 30,2005	107,602	(100,826)	(35,483)	264,172
Year ended March 31, 2006	272,558	(272,129)	(80,309)	218,598

(4) SCOPE OF CONSOLIDATION AND EQUITY METHOD
- Consolidated Subsidiaries : 230 subsidiaries
- Companies accounted for by equity method: 91 companies

(5) CHANGE IN SCOPE OF CONSOLIDATION AND EQUITY METHOD
- Consolidation: Increase 13, Decrease 7 Equity Method: Increase 7, Decrease 14

2. Forecast for the Fiscal Year ending March 31, 2007 (From April 1, 2006 to March 31, 2007)

	Revenue	Operating Income	Income before Income Taxes	Net Income
For Year ending March 31, 2007	2,740,000	80,000	80,000	38,000

(Reference) Expected Net Income per Share of Common Stock for Year ending March 31, 2007: ¥74.50

Note: These forecast are based on the Company's current assumptions and beliefs in light of the information currently available to it, and involve known and unknown risks and uncertainties. The Company's actual results may differ materially from those discussed in the forward-looking statements. See note on page 11.

1. THE FUJIFILM GROUP

At the end of the interim period of the fiscal year ending March 31, 2007, the Fujifilm Group comprised Fuji Photo Film Co., Ltd., 285 subsidiaries and 36 affiliated companies. The businesses of Fuji Photo Film Co., Ltd., and its main subsidiaries and affiliates in each segment are outlined as follows:

	Description	Main companies
Imaging Solutions	Color films, digital cameras, photofinishing Equipment, color paper and chemicals and services for photofinishing, etc.	Fuji Photo Film Co., Ltd., FUJINON CORPORATION, FUJIFILM IMAGING Co., Ltd., FUJIFILM PHOTONIX CO., LTD., Fuji Photo Film, Inc., Fuji Photo Film B.V., Fuji Photo Film U.S.A., Inc., Fuji Photo Film (Europe) GmbH, Fujicolor Processing, Inc. etc.
Information Solutions	Equipment and materials for medical diagnostics and life science, equipment and materials for graphic arts, flat panel display materials, recording media, optical devices, electronic materials and inkjet materials	Fuji Photo Film Co., Ltd., FUJIFILM TECHNO PRODUCTS CO., LTD., FUJIFILM Graphic Systems Co., Ltd., FUJIFILM MEDICAL CO., LTD., FUJIFILM Electronic Materials Co., Ltd., Fuji Photo Film, Inc., Fuji Photo Film B. V., Fuji Photo Film U.S.A., Inc., Fuji Photo Film (Europe) GmbH. etc.
Document Solutions	Office copy machines /MFPs, printers, production systems and services; paper; consumables and office services, etc.	Fuji Xerox Co., Ltd., Suzuka Fuji Xerox Co., Ltd., Fuji Xerox Office Supply Co., Ltd., Fuji Xerox Tokyo Co., Ltd., Fuji Xerox Printing Systems Co., Ltd., Fuji Xerox (China) Limited, Fuji Xerox Asia Pacific Pte Ltd., etc.

(As of September 30, 2006)



Customers
Domestic sales
FUJIFILM IMAGING Co., Ltd.
FUJIFILM Graphic Systems Co., Ltd.
FUJIFILM MEDICAL CO., LTD.
Other Consolidated Subsidiaries 6
Other Unconsolidated Subsidiaries 5
Overseas sales
Fuji Photo Film U.S.A., Inc.
Fuji Photo Film (Europe) GmbH
Other Consolidated Subsidiaries 48
Other Unconsolidated Subsidiaries 13
Domestic processing and printing service
FUJIFILM IMAGING Co., Ltd.
Other Consolidated Subsidiaries 4
Other Unconsolidated Subsidiaries 19
Other Affiliates 13
Overseas processing and printing service
Fujicolor Processing, Inc.
Other Consolidated Subsidiaries 6
Fuji Photo Film Co., Ltd.
Domestic production
FUJINON CORPORATION
FUJIFILM TECHNO PRODUCTS CO., LTD.
FUJIFILM PHOTONIX CO., LTD.
Other Consolidated Subsidiaries 10
Other Unconsolidated Subsidiaries 2
Other Affiliates 5
Overseas production
Fuji Photo Film, Inc.
Fuji Photo Film B.V.
Other Consolidated Subsidiaries 31
Other Unconsolidated Subsidiaries 6
Other Affiliates 3
Fuji Xerox
Fuji Xerox Co., Ltd.
Other Consolidated Subsidiaries 79
Other Affiliates 12
Others
FUJIFILM America, Inc. (Holding company)
Other Consolidated Subsidiaries 22
Other Unconsolidated Subsidiaries 2
Other Affiliates 1
Others
FUJIFILM LOGISTICS CO., LTD.
Other Consolidated Subsidiaries 10
Other Unconsolidated Subsidiaries 8
Other Affiliates 2
Note → :Flow of finished goods and materials.

Shift to a Holding Company Structure

The Fujifilm Group ("the Group") shifted to a holding company structure as of October 1, 2006. Under FUJIFILM Holdings Corporation, which is now responsible for the overall management of the Group, the Group is developing its operations through a new Group management structure centered on FUJIFILM Corporation, which is responsible for imaging solutions and information solutions operations, and Fuji Xerox Co., Ltd., ("Fuji Xerox") which is responsible for document solutions operations. Through proactively promoting the strategic planning for the entire Group and the optimal allocation of management resources, we aim to create a leaner corporate structure. In addition, we will promote an increase in areas of synergy of Group companies, personnel exchange within the Group, and improved efficiency by consolidating common operations and thus strive to increase its overall corporate value.

Changes to the Group's management structure as a result of the shift to the holding company structure are outlined as follows:



Before Holding Company Structure
Fuji Photo Film Co., Ltd.
75%
Subsidiaries
Fuji Xerox Co., Ltd.
Subsidiaries
25%
% : shareholding ratio
U.K.-based Xerox Limited
Renamed
Businesses Succeeded
Holding Company Structure
Holding Company
FUJIFILM Holdings Corporation
100%
75%
Operating Companies
FUJIFILM Corporation
Fuji Xerox Co., Ltd.
Subsidiaries
Subsidiaries
25%
U.K.-based Xerox Limited

*In connection with the establishment of the holding company structure, the names of a portion of subsidiaries have been changed. As of October 31, 2006, the names of companies shown in the chart on the previous page had been changed as described below:

Previous Company Names		New Company Names
Fuji Photo Film, Inc.	→	FUJIFILM Manufacturing U.S.A., Inc.
Fuji Photo Film B.V.	→	FUJIFILM Manufacturing Europe B.V.
Fuji Photo Film U.S.A., Inc.	→	FUJIFILM U.S.A., Inc.
Fuji Photo Film (Europe) GmbH	→	FUJIFILM Europe GmbH

(1) Basic Management Policies

FUJIFILM views the present as a period of its "Second Foundation." The entire Fujifilm Group is transforming its operations and structure and, in line with its objective of developing new growth paths, it has adopted the following corporate philosophy:
"We will use leading-edge, proprietary technologies to provide top-quality products and services that contribute to the advancement of culture, science, technology and industry, as well as improved health and environmental protection in society. Our overarching aim is to help enhance the quality of life of people worldwide."

(2) Medium- and Long-Term Strategies and Essential Tasks

Aiming to strengthen its capabilities and develop new corporate growth paths amid rapid progress in the application of digital technologies and other major changes in its operating environment, Fujifilm drafted its VISION75 medium-term management plan in 2004. The plan extends to March 31, 2009—the year in which the Company will mark the 75th anniversary of its founding. Subsequently, Fujifilm has moved forward with measures in line with VISION75's fundamental strategies of "building new growth strategies," "implementing comprehensive structural reforms at all management levels," and "enhancing consolidated management." However, changes in the environment for imaging business have proceeded more quickly than originally anticipated. To respond to these changes and other factors, fundamentally reform the structure of operations in the imaging field, and accelerate the expansion of operations in growth business and new business fields by concentrating management resources in those fields, Fujifilm announced a new medium-term management plan, which is named VISION75 (2006) in April 2006. Centered on the fundamental strategies articulated in VISION75, the new plan emphasizes the following efforts:

- We will optimize photosensitive materials operations and implement other fundamental structural reforms centered on the imaging field that thoroughly increase operational efficiency, streamline operations, and create a business structure capable of sustaining profitability growth in the future.
- We will designate highly functional materials (flat panel display materials, electronic materials, inkjet materials, chemicals etc.), medical imaging and life science, graphic arts, document solutions, and optical devices as priority business fields and powerfully promote strategic growth in those fields.
- We will further tighten the focus of R&D investment and seek to quickly create new businesses and products that will play a leading role in the future.
- We will take advantage of the shift to a holding-company structure by further strengthening consolidated management systems, with an eye to maximizing the overall value of the Fujifilm Group.

(3) Basic Policy Regarding Distribution of Profits

Fujifilm's basic policy regarding the distribution of profits is to provide shareholders with stable dividends as well as to maintain sufficient internal reserves to strengthen the management foundation, permitting it to support an aggressive expansion of its business activities while being prepared for sudden changes in the business environment.
While limits on the annual number of dividend payments are eliminated upon the implementation of Japanese Corporate Law (Kaisha Ho), Fujifilm plans to continue the current system of two dividend payments per year, based on the final day of the interim fiscal period and the final day of the fiscal year.

(4) Policy Regarding the Reduction of the Basic Trading Unit of Shares

Regarding the reduction of the basic trading unit of its shares, Fujifilm believes it is important to provide investment opportunities to a greater number of investors, particularly individuals, and to increase market liquidity. Accordingly, as of September 1, 2004, the trading unit size was reduced from 1,000 shares to 100 shares.

3. OPERATING RESULTS AND FINANCIAL POSITION

(1) Overview of the Period

During the interim fiscal period under review, economic recovery in Japan proceeded steadily due to such factors as a rise in capital investments and improvement in the employment environment amid improving corporate profitability. Overseas, the European economy was robust, primarily reflecting contributions from growth in capital investment, and growth continued in Asian economies centering on China, which maintained strong exports. The U.S. economy continued to expand although factors spurring concern regarding economic conditions included a slackening in the rates of growth in personal consumption and capital investment as well as a decrease in housing investment. After a sustained surge, crude oil prices gradually became more stable but their continued high level has broadly impacted economic activities.

Amid these conditions, Fujifilm dynamically expanded its operations while utilizing digital and networking technologies to provide customers with comprehensive solutions in the imaging, information, and document businesses. Noteworthy examples of how the Company worked to strengthen and broaden the scope of its operations include the implementation of a campaign to stimulate greater demand for prints from digital camera images; the execution of measures to increase sales of high-image-quality and high-sensitivity digital cameras featuring the Company's proprietary technologies; the boosting of manufacturing capacity for flat panel display materials and computer-to-plate (CTP) printing plates, which are in great demand; the promotion of more-widespread use of ultrasmall-diameter endoscope products that can be inserted via the nostrils; and the expanded marketing of digital color multifunction devices for office use that offer augmented network functions.

Furthermore, Fujifilm took steps to implement structural reforms, such as measures to reorganize systems in the photosensitive materials and electronic imaging fields, where it is seeking to optimize the scale of its operations, and is also proceeding quickly and resolutely with the implementation of various medium- and long-term plans aimed at building new growth strategies such as those involving the strengthening of R&D efforts and stepping up of M&A transactions.

Regarding consolidated revenue during the period under review (April 1, 2006, through September 30, 2006), despite a decrease in imaging solutions sales centered on sales of color films and digital minilabs, a large increase was recorded in information solutions sales centered on sales of flat panel display materials, medical products and services, and CTP plates. Moreover, document solutions sales also grew, reflecting a rise in sales of digital multifunction devices centered on sales in overseas markets. Such positive factors—together with the positive effect of the progressive depreciation of the yen against the dollar and the euro—boosted consolidated revenue to ¥1,352.0 billion, a rise of 3.7% from the same period in the previous fiscal year. Domestic revenue amounted to ¥634.4 billion, down 1.8%, while overseas revenue totaled ¥717.6 billion, up 9.2%. The recording of ¥42.0 billon in expenses associated with the concentrated implementation of structural reform measures begun in the previous fiscal year and continued through the current fiscal year had a strong impact on operating income, which decreased 15.4%, to ¥50.7 billion. However, excluding restructuring charges, the pro-forma operating income grew considerably by 36.7%, to ¥92.7 billion, as the Company offset the cost-boosting impact of a surge in prices of such principal raw materials as silver and aluminum by increasing its sales volume and thereby improving its gross profit as well as by taking such measures as those to tighten the strategic focus of expenditures. Income before income taxes decreased 10.9%, to ¥56.6 billion, and net income declined 28.1%, to ¥23.8 billion.

The effective currency exchange rates for the U.S. dollar and the euro against the yen during the period were ¥115 and ¥145, respectively.

Regarding structural reforms implemented during the period under review, continuing from the previous fiscal year, Fujifilm moved forward with measures to reorganize its tripolar global manufacturing system for photosensitive materials. In addition to efforts to implement personnel reductions accompanying manufacturing reorganizing measures, the Company strove to progressively streamline and optimize the staff of research, manufacturing, marketing/distribution, photoprocessing laboratory, and other units. These efforts led to the recording of ¥42.0 billion in expenses. Of these efforts, asset-related and other measures were associated with ¥28.6 billion in expenses while personnel-related measures were associated with ¥13.4 billion in expenses.

The trends in net sales and business development for each business segment were as follows:

Imaging Solutions

Sales of color films and digital minilabs decreased, and additional pressure on performance resulted from a drop in film development and print services of photoprocessing laboratories. As a result, consolidated revenue in this segment amounted to ¥307.1billion, down 11.8% compared with the same period of the previous year.

~~Amid a decrease in sales of color films due to the increasingly general popularity of digital cameras,~~ Fujifilm has begun global structural reforms designed to keep the scale of its film operations in line with the scale of demand and thereby maintain the stable profitability of those operations. The structural reform programs have advanced steadily.

Color paper sales increased, reflecting such factors as the implementation of measures that expanded Fujifilm's "Print at retail" digital camera print business as well as infrastructure strengthening measures to install a growing number of digital minilabs. Although sales of Frontier minilabs decreased due to decrease of new installations at the major customers, which already installed our products, Fujifilm stepped up its efforts to install print order terminals in print shops and expand its sales to medium- and small-scale customers while also undertaking measures through an alliance with Noritsu Koki Co., Ltd. that are facilitating the Company's efforts to further strengthen its "Print at retail" business.

Regarding digital cameras, Fujifilm digital cameras offering high sensitivity and high image quality continued to increase their market penetration. Strong sales were recorded for the FinePix F30 with a ultrahigh-sensitivity of ISO 3200, and the FinePix Z3, which features a slim body and offers ISO 1600 high sensitivity, but products in the North American digital camera market faced increasingly fierce price competition, particularly entry-level models. Fujifilm is working to further improve the profitability of its digital camera operations through its key product strategy, which is designed to promote sales of products with high levels of sensitivity and image quality as well as face detection technology, and through such measures as those to shift manufacturing operations to China and strengthen supply-chain management.

Demand for color films is continuing to decrease, but the withdrawal of competing companies from the market has enabled Fujifilm to gradually increase its market share.

Information Solutions

In addition to a large increase in sales of flat panel display materials, which continued to be in great demand, Fujifilm increased its sales of medical products and services centered on endoscope products and the SYNAPSE medical-use picture archiving and communications system as well as its sales of CTP plates. Moreover, FUJIFILM IMAGING COLORANTS LIMITED, which is expanding its business in materials used in inks for inkjet printers, has been accounted for as a consolidated subsidiary since the latter half of the previous fiscal year. Consequently, consolidated revenue in this segment grew 16.9%, to ¥485.2 billion, compared with the same period of the previous year.

In flat panel display (FPD) materials business, sales of Fujifilm's mainstay FUJITAC and WV Film products grew considerably. In addition to reflecting strong demand for these products from the LCD market, the sales growth reflected a contribution associated with an increase in the Company's manufacturing capacity for the products. FUJIFILM Kyushu Co., Ltd., began operating its first FUJITAC production line in October 2006. Plans call for additional measures to progressively expand manufacturing capacity and thereby sustain growth in the scale of FPD materials operations.

With respect to the medical imaging business, strong sales were recorded of such equipment and materials as FCR (Fuji Computed Radiography), dry imagers, and dry films, particularly overseas. Sales of SYNAPSE systems increased steadily. In addition, the FCR (Fuji Computed Radiography) mammography system became the first CR system in the world to receive premarket approval (PMA) from the U.S. Food and Drug Administration. The PMA has made it possible for Fujifilm to begin marketing FCR mammography systems in the United States. In endoscope products, domestic and overseas customers gave high evaluations to Fujifilm's lineup of distinctive products centered on the Transnasal Endoscope, and sales of these products grew considerably during the period under review.

In graphic arts business, the widespread use of CTP products kept sales of printing plate films decreasing, but sales of Fujifilm's CTP system-related products grew greatly.

Regarding recording media, in the mid-range data storage media market, sales of Fujifilm's mainstay LTO Ultrium 3 grew amid a renewed intensification of price competition. In the high-end enterprise data

storage product market, sales of data cartridge products used for the IBM TotalStorage Enterprise Tape Drive 3592 increased.

Regarding Fujifilm's office and industrial operations, in the field of optical lens products, Fujifilm's lens units for camera phones were highly evaluated in the market for their compactness, lightness, high image quality, and autofocus and zoom capabilities. Moreover, sales of television camera lenses surged considerably due to the 2006 FIFA World Cup™ Germany.

---

* LTO and Ultrium are trademarks of Hewlett-Packard and IBM in the US, other countries, or both.

Document Solutions

Strong exports of color digital multifunction devices to North American and European markets and robust sales of such devices in Asia and Oceania were primary factors contributing to a 3.6% increase in consolidated revenue in this segment compared with the same period of the previous fiscal year, to ¥559.7 billion.

In the office product business, the Company strengthened its domestic ApeosPort-II series of multifunction devices, which respond to requirements for better document security and integrated document management following the implementation of e-Document Law and Personal Information Protection Act in Japan, by adding an additional two models to that series. The Company also responded to a rise in demand for low-priced, high-value-added color multifunction devices that has accompanied the increasing market diffusion of color products by launching the DocuCentre C2100, a color multifunction device corresponding to digitalization or a company's network environment. Regarding overseas markets, exports to North America and Europe and sales of color digital multifunction devices in the Asia region including China continued to be strong, and overall sales volume rose considerably.

Regarding office printer operations, domestic sales volume decreased due to inventory adjustments by OEM customers. However, the volume of OEM sales to North America and Europe surged, reflecting a high evaluation of the performance and price of the Company's medium-speed monochrome OEM models, and the sales volume of newly launched low-priced, high-performance color printer sales also began increasing.

In the production services business, the Company's domestic sales of large-scale printing systems decreased, reflecting the installation of such systems for large-scale users in Japan during the same period of the previous fiscal year. The digital printing market is projected to continue expanding, however, and the Company strengthened its line-up of products in that market with the launch of the DocuCentre f1100 GA high-speed, high-definition monochrome on-demand publishing system and the 4110/4590 Enterprise Printing System high-speed printers for outputting functions of mission-critical task.

In the office services business, a decline was seen in sales of household registration systems, for which a special high level of demand was seen during the same period of the previous fiscal year, but growth in document outsourcing business was sustained. In addition, strengthening internal control systems in response to new Corporate Law of Japan and the legal requirements related to internal controls (i.e., J-SOX) has become an urgent management task for many Japanese companies, and, in April 2006, the Company created a specialized marketing team focused exclusively on internal control system-related business. Moreover, the Company began marketing Apeos PEMaster software to support internal control systems in June and is taking various other measures to expand its services business.

Building New Growth Strategies

In medical operations, Fujifilm acquired all the shares of Daiichi Radioisotope Laboratories, Ltd. (DRL), a leading manufacturer of diagnostic radiopharmaceuticals. DRL is a subsidiary of Daiichi Pharmaceutical Co., Ltd., which is a group company of Daiichi Sankyo Co., Ltd. On October 2, 2006, DRL began operating as a wholly owned subsidiary of FUJIFILM Corporation. As a pioneer of radiopharmaceuticals in Japan, DRL has undertaken research, development, manufacturing, and marketing operations related to a broad range of products used in various types of examination, diagnosis, and treatment processes. The inclusion of DRL within the Fujifilm Group is expected to facilitate further expansion of the Group's business into the area of nuclear medical imaging diagnosis and therapeutic radiopharmaceuticals.

In life science operations, Fujifilm has begun business in the healthcare field. Launched in September 2006, the Company's first products in this field are "F Square I," a series of functional skin care cosmetics, and "F Cube I," a series of internal care products. During many years of operations, Fujifilm has accumulated a broad spectrum of core technologies that have deep involvement in the life of human beings and can be effectively applied to the healthcare field. In addition to functional skin care cosmetics and internal care products, the Company intends to expand the scope of its life science operations to encompass advanced medical therapies.

In its core flat panel display (FPD) material operations, Fujifilm concluded a contract with a major Chinese home appliance and electronic components company, SVA Electron Co., Ltd. (SVA), to establish a joint venture company called SVA-Fujifilm Opto-Electronic Materials Co., Ltd. (SVA-Fujifilm), that will be the first company in China to manufacture color filters (CFs) for large-size TFT LCDs. SVA-Fujifilm will employ the Slit Coating method using Fujifilm's Color Mosaic color resists for LCD color filters as well as employing Fujifilm's proprietary Transer Method technology. The new company will supply large-size CFs used in laptops, monitors, and large screen TVs for the rapidly growing Chinese LCD market, mainly for SVA-NEC, a member of the SVA group.

Regarding inkjet field, Fujifilm acquired U.S.-based Dimatix, Inc.—the leading manufacturer of industrial inkjet printheads used for an expanding range of applications including large-scale outdoor advertising posters, labels, and packaging—which has been renamed FUJIFILM Dimatix, Inc. By combining its own advanced ink technologies with Dimatix's leading-edge inkjet printhead technologies, Fujifilm intends to develop unrivaled high-quality imaging, realize image outputting on various new materials, and expand its industrial inkjet business.

In April 2006, Fujifilm established the FUJIFILM Advanced Research Laboratories to serve as the core R&D facility for the Fujifilm Group, conduct cross sectional fundamental research, and develop core technologies that are the foundation of new business and products. The new center comprises three corporate laboratories—the Frontier Core-Technology Laboratories, the Synthetic Organic Chemistry Laboratories, and the Advanced Marking Research Laboratories—that are working to create technologies that sharply differentiate Fujifilm's offerings from those of competing companies, primarily by integrating their respective technologies to develop highly functional materials, devices, and systems. In addition, to bolster and expand its future key business field of medical and life science technologies, Fujifilm located its Life Science Research Laboratories within the new research center. By fusing market needs with the technological seeds of the advanced materials and devices developed by the three corporate laboratories, Fujifilm will develop groundbreaking innovative products with high-added-value.

Fuji Xerox, which is responsible for the Group's document solutions business, has acquired land in Yokohama's Minato Mirai 21 district and has decided to establish a new R&D facility on that land. While Fuji Xerox's main R&D units are currently dispersed in eight locations, plans call for consolidating those units at two locations—the Ebina facility, which is positioned as a key base for manufacturing-related R&D, and the new R&D center to be created in Yokohama. The new R&D center will augment communications with customers in order to promote rapid responses to changing market needs and will also seek to make the most of Fuji Xerox's overall R&D capabilities by facilitating product development projects involving horizontal collaboration among development staff in different fields. In addition, the center is expected to generate various other benefits, such as the reduction of development lead times as well as an increase in R&D efficiency due to the consolidation of facilities.

To prepare funds required for realizing "building new growth strategies," in April 2006, Fujifilm raised the funds of ¥200.0 billion through the issuance of convertible bond type-bonds with stock acquisition rights. The Company will use these funds to further strengthen M&A initiatives, capital investments, R&D programs, and other activities in strategically emphasized fields, thereby accelerating the development of businesses expected to be the core of the Company's operations in the future.

Implementing Comprehensive Structural Reforms at All Management Levels

Fujifilm is proceeding with the structural reforms throughout the group operation. Regarding imaging solutions operations, Fujifilm has continued measures begun in the previous fiscal year to reorganize its global manufacturing system for photosensitive materials in Japan, North America, and Europe; streamline the workforce and thoroughly cut selling expenses at marketing and distribution units; greatly reduce R&D investment; and move forward with the streamlining of photoprocessing laboratories. Moreover, in the electronic imaging business, Fujifilm has been rapidly implementing measures to strengthen its lineup of digital cameras with special characteristics centered on high-sensitivity performance, shrink the domestic manufacturing network and establish a China-based manufacturing system, thoroughly reduce operating costs, and comprehensively reduce inventory levels by upgrading SCM systems. These reforms are expected to cause the recording of a total of ¥165.0 billion in non-recurring restructuring costs during the two fiscal years through March 31, 2007. In addition, the Company is proceeding with measures aimed at reducing the number of personnel working in photosensitive materials business by approximately 5,000.

Enhancing Consolidated Management

The Company adopted a holding company structure as of October 1, 2006. The new structure is explained on page three of this report.

(2) Financial Position

Net cash inflow provided by operating activities amounted to ¥ 115.7 billion, up ¥ 8.1 billion. Net cash used in investing activities totaled ¥ 173.9 billion, and net cash provided by financing activities totaled ¥ 171.9 billion. As a result, cash and cash equivalents at the end of the interim period under review amounted to ¥ 336.2 billion, up ¥ 117.6 billion from the previous fiscal year-end.

Cash flow indices (consolidated)

	Year ended March 31, 2006 From April 1, 2005 To March 31, 2006	Six months ended September 30, 2006 From April 1, 2006 To September 30, 2006
Ratio of shareholders' equity to total assets (%)	64.9	61.7
Ratio of market capitalization to total assets (%)	66.2	68.4
Ratio of interest-bearing debt to operating cash flow (years)	0.6	1.6
Interest coverage ratio (times)	70.1	39.7

Notes:
1. Market capitalization equals the stock price at the end of the year multiplied by the number of shares outstanding at the end of the fiscal year.
2. Interest-bearing debt includes corporate debt securities and short- and long-term debt.
3. Interest coverage ratio: Operating cash flow divided by interest paid

(3) Outlook for the Full-Fiscal Year and Projected Allocation of Profit

In addition to concerns regarding the deceleration of economic growth in the United States, there are various factors that make predicting trends in the global economy difficult. These include trends in raw materials prices centered on crude oil prices, which are continuing to fluctuate at high levels. Amid these conditions, Fujifilm anticipates that such factors as the decrease in demand for color films will reduce the sales of its imaging solutions operations. At the same time, the Company projects that, amid expansion of the LCD market, the increase of its flat panel display materials production capacity and other factors will contribute to further growth in the sales of its information solutions operations.

On the other hand, Fujifilm's structural reforms centered on imaging solutions operations are proceeding smoothly and are projected to be completed on schedule during the current fiscal year. In view of this and in conjunction with the shift to a new Group structure centered on the Group's holding company, measures have been initiated to progressively streamline and tighten the strategic focus of SG&A expenses, R&D expenses, and manufacturing expenses from a Group-wide standpoint. As a result, Fujifilm is determined to attain the goal of increasing its consolidated operating income during the fiscal year ending March 31, 2008, to the new record high level of ¥200.0 billion. In the fiscal year ending March 31, 2010, the final year of VISION75 (2006), we are aiming to increase consolidated operating income to a level above ¥250.0 billion. Since there is a possibility that the process of implementing additional measures to achieve these objectives will entail additional expenses, the company has left the performance forecast that it announced on April 27, 2006 unchanged at this moment. Specifically, the company projects that it will record ¥2,740.0 billion in consolidated revenue, ¥80.0 billion in operating income, ¥80.0 billion in income before income taxes, ¥38.0 billion in net income. These projections are made assuming exchange rates of ¥110 to 1US$ and ¥135 to 1Euro in the second half of the fiscal year.

The Company plans to distribute year-end cash dividends of ¥12.50 per share, and cash dividends applicable to the fiscal year under review are expected to total ¥25.00 per share.

(4) Business-Related and Other Risks

The following types of risk have the potential for affecting the Fujifilm Group's financial condition and business performance. The following contents relating to the future are based on our determination as of the end of the interim fiscal period under review.

a) Impact of Economic and Exchange Rate Trends on Performance

Fujifilm provides products and services in diverse markets throughout the world, and the share of consolidated sales accounted for by overseas sales was approximately 53% in the fiscal year under review. There is a possibility that performance will be greatly affected by economic conditions throughout the world and particularly by currency exchange rates.

To reduce the impact of currency exchange rates on performance, Fujifilm undertakes hedging measures, primarily using forward exchange contracts for the U.S. dollar and the euro, but currency exchange fluctuations, depending on their degree, still could have an impact on performance.

b) Competition in Markets

Fujifilm provides diverse digital-related products and services—including digital cameras and other consumer products as well as such commercial use products as those for medical, graphic arts, and office applications — and, in recent years, the rising and broadening use of digital and networking technologies has led to a sustained rise in the share of digital products and services. In these business fields, although business volume is expanding, the intensification of competition with electronic equipment manufacturers and other companies is leading to falls in the selling prices of products during short periods of time and are also shortening product life cycles. By affecting sales, increasing R&D costs, and exerting other effects, these trends have the potential for reducing profitability. In the future, Fujifilm will continually work to develop products incorporating new technologies and to support the sales of such products with marketing activities, and the success or failure of these activities is expected to have an influence on performance.

c) Patents and Other Intellectual Property

Fujifilm has diverse patents, know-how, and other intellectual property that enable competitive benefits, but such future events as the expiration of patents and emergence of replacement technologies may make it difficult to maintain competitive superiority. In the wide range of business fields with which Fujifilm is associated, there are numerous companies with sophisticated and complex technologies, and the number of these technologies is rising rapidly. Developing Fujifilm's business operations sometimes may require the use of other companies' patents, know-how, and other intellectual property, and when negotiations for the use of such intellectual property are not successful there is a potential for performance to be affected. In addition, Fujifilm is developing its business while constantly taking care not to infringe on the intellectual property of other companies, but it must be recognized that in reality it is difficult to completely eliminate the risk of becoming involved with litigation.

If Fujifilm becomes involved with litigation, not only litigation costs would arise but also the potential for compensatory payment costs that could have an influence on performance.

d) Public Regulations

In the regions where Fujifilm is developing its operations, diverse government regulations exist that apply to Fujifilm's operations, such as business and investment permits as well as limits and regulations related to imports and exports. Moreover, Fujifilm is subject to commercial, fair trade, patent, consumer protection, tax, foreign exchange administration, environmental, and other laws and regulations.

If Fujifilm were not to strictly comply with one of these laws or regulations, it could be subject to fines. Moreover, it is possible that these laws and regulation might be tightened or greatly changed, and in such cases it is impossible to deny the possibility that Fujifilm's activities could be limited or that Fujifilm might have to bear greater costs to attain compliance or respond to the changes. Accordingly, these laws and regulations have the potential for affecting Fujifilm's performance.

e) Manufacturing Operations

As Fujifilm engages in manufacturing operations throughout the world, it is possible that provision of Fujifilm's products could be halted by earthquakes or other natural disasters, the discontinuation of the manufacture of raw materials and components, the bankruptcy of suppliers, terrorist activities, wars, labor strikes, major disease outbreaks, and other factors that cause disorder. It is also possible that a rapid rise in the price of raw materials could affect Fujifilm's performance.

Fujifilm manufactures its products in conformance with rigorous quality control standards, but the possibility of defective products does exist. If Fujifilm were to have to respond to such an event by undertaking product recalls or other actions, Fujifilm's performance might be affected.

f) Structural Reforms

Fujifilm is proceeding with structural reform measures that involve the manufacturing, marketing, and service activities of Group companies and mergers of Group companies, and it intends to continue such measures with the goal of striving to increase management efficiency. Depending on the degree of progress in structural reforms, it is possible that Fujifilm might bear additional costs that would affect its performance.

CONSOLIDATED BALANCE SHEETS

Amount Unit: Millions of yen

	As of September 30, 2006		As of March 31, 2006		Change	As of September 30, 2005	
ASSETS	%		%			%	
Current assets:							
Cash and cash equivalents		336,210		218,598	117,612		264,172
Marketable securities		68,756		69,829	(1,073)		51,008
Notes and accounts receivable:							
Trade and finance		556,449		548,586	7,863		533,678
Affiliated companies		26,346		33,272	(6,926)		33,073
Allowance for doubtful receivables		(16,147)		(15,543)	(604)		(16,402)
		566,648		566,315	333		550,349
Inventories		407,680		385,463	22,217		384,380
Deferred income taxes		98,050		96,030	2,020		87,864
Prepaid expenses and other		44,366		36,225	8,141		31,307
Total current assets	47.3	1,521,710	45.3	1,372,460	149,250	45.5	1,369,080
Investments and long-term receivables:							
Investments in and advances to affiliated companies		42,320		54,283	(11,963)		49,404
Investment securities		337,295		310,152	27,143		288,331
Long-term finance and other receivables		104,201		102,773	1,428		97,874
Allowance for doubtful receivables		(4,352)		(4,357)	5		(4,609)
Total investments and long-term receivables	14.9	479,464	15.3	462,851	16,613	14.3	431,000
Property, plant and equipment:							
Land		79,647		77,469	2,178		75,482
Buildings		613,971		602,585	11,386		584,049
Machinery and equipment		1,658,880		1,647,474	11,406		1,634,533
Construction in progress		36,506		41,742	(5,236)		50,849
		2,389,004		2,369,270	19,734		2,344,913
Less accumulated depreciation		(1,641,840)		(1,617,885)	(23,955)		(1,576,468)
Total property, plant and equipment	23.2	747,164	24.8	751,385	(4,221)	25.6	768,445
Other assets:							
Goodwill, net		254,576		233,547	21,029		229,240
Other intangible assets, net		65,497		52,767	12,730		48,890
Deferred income taxes		39,660		38,217	1,443		45,817
Other		107,730		116,264	(8,534)		113,809
Total other assets	14.6	467,463	14.6	440,795	26,668	14.6	437,756
Total assets	100.0	3,215,801	100.0	3,027,491	188,310	100.0	3,006,281

Amount Unit: Millions of yen

	As of September 30, 2006		As of March 31, 2006		Change	As of September 30, 2005	
LIABILITIES	%		%			%	
Current liabilities:							
Short-term debt		97,650		99,088	(1,438)		125,824
Notes and accounts payable:							
Trade		260,112		255,423	4,689		268,422
Construction		41,326		49,764	(8,438)		55,867
Affiliated companies		5,014		7,322	(2,308)		9,793
		306,452		312,509	(6,057)		334,082
Accrued income taxes		33,562		36,547	(2,985)		25,785
Accrued liabilities		199,967		214,993	(15,026)		189,229
Other current liabilities		69,244		59,769	9,475		57,258
Total current liabilities	21.9	706,875	23.9	722,906	(16,031)	24.4	732,178
Long-term liabilities:							
Long-term debt		266,687		74,329	192,358		76,356
Accrued pension and severance costs		37,680		44,215	(6,535)		94,744
Deferred income taxes		61,246		64,348	(3,102)		53,873
Customers'guarantee deposits and other		38,844		38,647	197		36,819
Total long-term liabilities	12.6	404,457	7.3	221,539	182,918	8.7	261,792
Minority interests in subsidiaries	3.8	121,467	3.9	119,549	1,918	3.7	111,082
SHAREHOLDERS' EQUITY							
Common stock, without par value:		40,363		40,363	-		40,363
Authorized: 800,000,000 shares							
Issued: 514,625,728 shares							
Additional paid-in capital		68,412		68,412	-		68,135
Retained earnings		1,836,036		1,818,610	17,426		1,821,132
Accumulated other comprehensive income(loss)		55,596		52,917	2,679		(8,113)
Treasury stock, at cost							
As of September 30, 2005 5,334,565shares							
As of March 31, 2006 4,403,655shares							
As of September 30, 2006 4,559,141shares		(17,405)		(16,805)	(600)		(20,288)
Total shareholders' equity	61.7	1,983,002	64.9	1,963,497	19,505	63.2	1,901,229
Total liabilities and shareholders' equity	100.0	3,215,801	100.0	3,027,491	188,310	100.0	3,006,281

Note: Details of Accumulated other comprehensive income(loss)

	As of September 30, 2006	As of March 31, 2006	Change	As of September 30, 2005
Unrealized gains on securities	42,720	53,119	(10,399)	35,601
Foreign currency translation adjustments	24,740	11,865	12,875	(8,902)
Minimum pension liability adjustments	(11,873)	(12,078)	205	(34,896)
Unrealized gains(losses) on derivatives	9	11	(2)	84

CONSOLIDATED STATEMENTS OF INCOME

Amount Unit: Millions of yen

	Six months ended September 30, 2006 From April 1, 2006 To Sept. 30, 2006		Six months ended September 30, 2005 From April 1, 2005 To Sept. 30, 2005		Change		Year ended March 31, 2006 From April 1, 2005 To March. 31, 2006	
					Amount	%		
	%		%				%	
Revenue:								
Sales		1,162,221		1,121,872	40,349	3.6		2,300,842
Rentals		189,815		181,708	8,107	4.5		366,653
	100.0	1,352,036	100.0	1,303,580	48,456	3.7	100.0	2,667,495
Cost of sales:								
Sales		713,466		702,866	10,600	1.5		1,435,757
Rentals		79,651		75,845	3,806	5.0		158,047
	58.7	793,117	59.7	778,711	14,406	1.8	59.8	1,593,804
Gross profit	41.3	558,919	40.3	524,869	34,050	6.5	40.2	1,073,691
Operating expenses:								
Selling, general and administrative	27.7	375,566	28.0	364,696	10,870	3.0	27.6	735,058
Research and development	6.7	90,592	7.1	92,324	(1,732)	(1.9)	6.8	182,154
Restructuring and other charges	3.1	41,982	0.6	7,835	34,147	-	3.2	86,043
	37.5	508,140	35.7	464,855	43,285	9.3	37.6	1,003,255
Operating income	3.8	50,779	4.6	60,014	(9,235)	(15.4)	2.6	70,436
Other income (expenses):								
Interest and dividend income		4,715		3,908	807			8,133
Interest expense		(2,915)		(2,088)	(827)			(3,886)
Foreign exchange gains (losses), net		3,579		4,066	(487)			7,526
Other, net		472		(2,344)	2,816			(2,594)
	0.4	5,851	0.3	3,542	2,309	65.2	0.4	9,179
Income before income taxes	4.2	56,630	4.9	63,556	(6,926)	(10.9)	3.0	79,615
Income taxes	2.0	27,201	2.1	27,408	(207)	(0.8)	1.3	35,024
Income before minority interests and equity in net earnings of affiliated companies	2.2	29,429	2.8	36,148	(6,719)	(18.6)	1.7	44,591
Minority interests	(0.5)	(7,378)	(0.5)	(5,773)	(1,605)	(27.8)	(0.5)	(12,785)
Equity in net earnings of affiliated companies	0.1	1,751	0.2	2,739	(988)	(36.1)	0.2	5,210
Net income	1.8	23,802	2.5	33,114	(9,312)	(28.1)	1.4	37,016

CONSOLIDATED STATEMENTS OF CASH FLOWS

Amount Unit: Millions of yen

	Six months ended Sept. 30, 2006 From April 1, 2006 To Sept. 30, 2006	Six months ended Sept. 30, 2005 From April 1, 2005 To Sept. 30, 2005	Year ended March 31, 2006 From April 1, 2005 To March 31, 2006
Operating activities			
Net income	23,802	33,114	37,016
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	109,941	104,584	225,434
Impairment losses for long-lived assets and goodwill	-	-	42,121
Deferred income taxes	(3,259)	3,266	(17,732)
Minority interests	7,378	5,773	12,785
Equity in net earnings of affiliated companies, less dividends received	(619)	(1,474)	(3,899)
Changes in operating assets and liabilities:			
Notes and accounts receivable	17,623	(4,993)	(7,223)
Inventories	(8,252)	(3,126)	15,118
Notes and accounts payable - trade	(3,797)	(11,721)	(33,486)
Accrued income taxes and other liabilities	(28,289)	(19,635)	(9,909)
Other	1,185	1,814	12,333
Subtotal	91,911	74,488	235,542
Net cash provided by operating activities	115,713	107,602	272,558
Investing activities			
Purchases of property, plant and equipment	(79,232)	(84,969)	(186,980)
Purchases of software	(9,406)	(9,326)	(16,693)
Proceeds from sales and maturities of marketable and investment securities and other investments	52,199	49,680	83,629
Purchases of marketable and investment securities	(96,913)	(25,274)	(58,757)
(Increase) decrease in investments in and advances to affiliated companies	5,138	(4,783)	(19,237)
Acquisitions of businesses and minority interests, net of cash acquired	(31,643)	(10,417)	(40,587)
Other	(14,048)	(15,737)	(33,504)
Net cash used in investing activities	(173,905)	(100,826)	(272,129)
Financing activities			
Proceeds from long-term debt	199,938	769	1,728
Repayments of long-term debt	(23,237)	(5,984)	(21,452)
Increase (decrease) in short-term debt, net	4,928	(21,176)	(43,119)
Cash dividends paid	(6,378)	(6,367)	(12,734)
Cash dividends paid to minority interests	(2,744)	(2,693)	(4,941)
Purchases of stock for treasury, net	(600)	(32)	209
Net cash provided by (used in) financing activities	171,907	(35,483)	(80,309)
Effect of exchange rate changes on cash and cash equivalents	3,897	4,722	10,321
Net increase (decrease) in cash and cash equivalents	117,612	(23,985)	(69,559)
Cash and cash equivalents at beginning of period	218,598	288,157	288,157
Cash and cash equivalents at end of period	336,210	264,172	218,598

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Year ended March 31, 2006 and Six months ended September 30, 2006

Amount Unit: Millions of yen

	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income(loss)	Treasury stock	Total shareholders' equity
Balance at March 31, 2005	40,363	68,135	1,794,385	(33,525)	(20,256)	1,849,102
Comprehensive income:						
Net income	-	-	37,016	-	-	37,016
Net increase in unrealized gains on securities	-	-	-	27,311	-	27,311
Foreign currency translation adjustments	-	-	-	37,323	-	37,323
Minimum pension liability adjustments	-	-	-	21,822	-	21,822
Change in net unrealized gains(losses) on derivatives	-	-	-	(14)	-	(14)
Net comprehensive income						123,458
Purchases of stock for treasury	-	-	-	-	(80)	(80)
Sales of stock from treasury	-	-	(46)	-	3,531	3,485
Cash dividends applicable to earnings of the year	-	-	(12,745)	-	-	(12,745)
Other	-	277	-	-	-	277
Balance at March 31, 2006	40,363	68,412	1,818,610	52,917	(16,805)	1,963,497
Comprehensive income:						
Net income	-	-	23,802	-	-	23,802
Net decrease in unrealized gains on securities	-	-	-	(10,399)	-	(10,399)
Foreign currency translation adjustments	-	-	-	12,875	-	12,875
Minimum pension liability adjustments	-	-	-	205	-	205
Change in net unrealized gains(losses) on derivatives	-	-	-	(2)	-	(2)
Net comprehensive income						26,481
Purchases of stock for treasury	-	-	-	-	(602)	(602)
Sales of stock from treasury	-	0	-	-	2	2
Cash dividends applicable to earnings of the period	-	-	(6,376)	-	-	(6,376)
Balance at September 30, 2006	40,363	68,412	1,836,036	55,596	(17,405)	1,983,002

Six months ended September 30, 2005

Amount Unit: Millions of yen

	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income(loss)	Treasury stock	Total shareholders' equity
Balance at March 31, 2005	40,363	68,135	1,794,385	(33,525)	(20,256)	1,849,102
Comprehensive income:						
Net income	-	-	33,114	-	-	33,114
Net increase in unrealized gains on securities	-	-	-	9,793	-	9,793
Foreign currency translation adjustments	-	-	-	16,556	-	16,556
Minimum pension liability adjustments	-	-	-	(996)	-	(996)
Change in net unrealized gains(losses) on derivatives	-	-	-	59	-	59
Net comprehensive income						58,526
Purchases of stock for treasury	-	-	-	-	(36)	(36)
Sales of stock from treasury	-	-	0	-	4	4
Cash dividends applicable to earnings of the period	-	-	(6,367)	-	-	(6,367)
Balance at September 30, 2005	40,363	68,135	1,821,132	(8,113)	(20,288)	1,901,229

DETAILS OF CONSOLIDATED REVENUE

(1) Revenue by product

Amount Unit: Millions of yen

	Six months ended September 30, 2006 From April 1, 2006 To Sept. 30, 2006		Six months ended September 30, 2005 From April 1, 2005 To Sept. 30, 2005		Change	
					Amount	%
Revenue:						
Imaging Solutions	22.7%	307,148	26.7%	348,311	(41,163)	(11.8)
Information Solutions	35.9%	485,187	31.9%	415,209	69,978	16.9
Document Solutions	41.4%	559,701	41.4%	540,060	19,641	3.6
Consolidated total	100.0%	1,352,036	100.0%	1,303,580	48,456	3.7

Note: The major products and services of each operating segment are as follows:

Imaging Solutions	Color films, digital cameras, photofinishing equipment and color paper, chemicals and services for photofinishing
Information Solutions	Equipment and materials for medical diagnostics and life science, equipment and materials for graphic arts, flat panel display materials, recording media, optical devices, electronic materials and inkjet materials
Document Solutions	Office copy machines/MFPs, printers, production systems and services, paper, consumables and office services

(2) Domestic and overseas revenue

Amount Unit: Millions of yen

	Six months ended September 30, 2006 From April 1, 2006 To Sept. 30, 2006		Six months ended September 30, 2005 From April 1, 2005 To Sept. 30, 2005		Change	
					Amount	%
Revenue:						
Domestic	46.9%	634,441	49.6%	646,233	(11,792)	(1.8)
Overseas						
The Americas	21.0%	283,598	21.6%	281,587	2,011	0.7
Europe	15.2%	205,445	14.4%	188,218	17,227	9.2
Asia and others	16.9%	228,552	14.4%	187,542	41,010	21.9
Subtotal	53.1%	717,595	50.4%	657,347	60,248	9.2
Consolidated total	100.0%	1,352,036	100.0%	1,303,580	48,456	3.7

SEGMENT INFORMATION

(1) Operating segments

Revenue and Operating Income

Amount Unit: Millions of yen

	Six months ended September 30, 2006 From April 1, 2006 To Sept. 30, 2006		Six months ended September 30, 2005 From April 1, 2005 To Sept. 30, 2005		Change	
					Amount	%
Revenue:						
Imaging Solutions:						
External customers	22.7%	307,148	26.7%	348,311	(41,163)	(11.8)
Intersegment		511		299	212	-
Total		307,659		348,610	(40,951)	(11.7)
Information Solutions:						
External customers	35.9%	485,187	31.9%	415,209	69,978	16.9
Intersegment		1,334		1,639	(305)	-
Total		486,521		416,848	69,673	16.7
Document Solutions:						
External customers	41.4%	559,701	41.4%	540,060	19,641	3.6
Intersegment		5,355		5,545	(190)	-
Total		565,056		545,605	19,451	3.6
Eliminations		(7,200)		(7,483)	283	-
Consolidated total	100.0%	1,352,036	100.0%	1,303,580	48,456	3.7

Amount Unit: Millions of yen

	Six months ended September 30, 2006 From April 1, 2006 To Sept. 30, 2006		Six months ended September 30, 2005 From April 1, 2005 To Sept. 30, 2005		Change	
					Amount	%
Operating Income:						
Imaging Solutions	(6.0)%	(18,507)	(1.4)%	(4,970)	(13,537)	(272.4)
Information Solutions	7.2%	35,079	8.5%	35,306	(227)	(0.6)
Document Solutions	6.0%	34,113	5.4%	29,628	4,485	15.1
Total		50,685		59,964	(9,279)	(15.5)
Eliminations		94		50	44	-
Consolidated total	3.8%	50,779	4.6%	60,014	(9,235)	(15.4)

(Ref.)

Restructuring charges included in the operating income and loss by operating segment

Amount Unit: Millions of yen

	Six months ended September 30, 2006 From April 1, 2006 To Sept. 30, 2006	Six months ended September 30, 2005 From April 1, 2005 To Sept. 30, 2005	Change
Restructuring charges:			
Imaging Solutions	29,741	7,544	22,197
Information Solutions	12,241	291	11,950
Consolidated total	41,982	7,835	34,147

Note: The major products and services of each operating segment are as follws:

Imaging Solutions	Color films, digital cameras, photofinishing equipment and color paper, chemicals and services for photofinishing
Information Solutions	Equipment and materials for medical diagnostics and life science, equipment and materials for graphic arts, flat panel display materials, recording media, optical devices, electronic materials and inkjet materials
Document Solutions	Office copy machines/MFPs, printers, production systems and services, paper, consumables and office services

(2) Geographic information

Revenue and Operating Income

Amount Unit: Millions of yen

	Six months ended September 30, 2006 From April 1, 2006 To Sept. 30, 2006		Six months ended September 30, 2005 From April 1, 2005 To Sept. 30, 2005		Change	
					Amount	%
Revenue:						
Japan						
External customers	60.2%	814,380	62.5%	814,951	(571)	(0.1)
Intersegment		227,170		182,789	44,381	-
Total		1,041,550		997,740	43,810	4.4
The Americas						
External customers	17.5%	236,200	17.2%	223,944	12,256	5.5
Intersegment		12,975		12,286	689	-
Total		249,175		236,230	12,945	5.5
Europe						
External customers	12.4%	168,156	11.8%	153,262	14,894	9.7
Intersegment		9,561		6,533	3,028	-
Total		177,717		159,795	17,922	11.2
Asia and others						
External customers	9.9%	133,300	8.5%	111,423	21,877	19.6
Intersegment		150,348		114,364	35,984	-
Total		283,648		225,787	57,861	25.6
Eliminations		(400,054)		(315,972)	(84,082)	-
Consolidated total	100.0%	1,352,036	100.0%	1,303,580	48,456	3.7

Amount Unit: Millions of yen

	Six months ended September 30, 2006 From April 1, 2006 To Sept. 30, 2006		Six months ended September 30, 2005 From April 1, 2005 To Sept. 30, 2005		Change	
					Amount	%
Operating Income:						
Japan	5.0%	51,757	3.9%	39,085	12,672	32.4
The Americas	(4.5)%	(11,225)	1.1%	2,531	(13,756)	-
Euope	(2.1)%	(3,759)	2.5%	4,061	(7,820)	-
Asia and others	6.6%	18,695	5.4%	12,233	6,462	52.8
Eliminations		(4,689)		2,104	(6,793)	-
Consolidated total	3.8%	50,779	4.6%	60,014	(9,235)	(15.4)

MARKETABLE AND INVESTMENT SECURITIES

Fair Value on Marketable and Investment Securities

Amount Unit: Millions of yen

	As of September 30, 2006				As of September 30, 2005			
	Cost	Gross unrealized gains	Gross unrealized losses	Estimated fair-value	Cost	Gross unrealized gains	Gross unrealized losses	Estimated fair-value
Marketable securities:								
Corporate debt securities	48,777	12	(42)	48,747	40,866	137	31	40,972
Government debt securities	20,031	-	(22)	20,009	10,031	5	-	10,036
Total marketable securities	68,808	12	(64)	68,756	50,897	142	31	51,008
Investment securities:								
Government debt securities	47,484	168	(123)	47,529	42,731	41	61	42,711
Corporate debt securities	78,949	188	(601)	78,536	68,239	257	447	68,049
Equity securities	97,177	77,231	(915)	173,493	77,439	65,011	829	141,621
Total investment securities	223,610	77,587	(1,639)	299,558	188,409	65,309	1,337	252,381
Total	292,418	77,599	(1,703)	368,314	239,306	65,451	1,368	303,389

Note: This statement is prepared in accordance with accounting principles generally accepted in the United States of America. All debt and equity securities held by Fuji Photo Film Co., Ltd. and subsidiaries are classified as available-for-sale securities.

CONSOLIDATED STATEMENTS OF INCOME (The Second Quarter)

Amount Unit: Millions of yen

	Three months ended September 30, 2006 From July 1, 2006 To Sept. 30, 2006		Three months ended September 30, 2005 From July 1, 2005 To Sept. 30, 2005		Change	
					Amount	%
	%		%			
Revenue:						
Sales		601,942		589,193	12,749	2.2
Rentals		93,246		89,206	4,040	4.5
	100.0	695,188	100.0	678,399	16,789	2.5
Cost of sales:						
Sales		372,630		371,616	1,014	0.3
Rentals		37,328		37,727	(399)	(1.1)
	59.0	409,958	60.4	409,343	615	0.2
Gross profit	41.0	285,230	39.6	269,056	16,174	6.0
Operating expenses:						
Selling, general and administrative	27.1	188,460	27.4	186,048	2,412	1.3
Research and development	6.8	47,103	7.2	48,890	(1,787)	(3.7)
Restructuring and other charges	2.1	14,631	0.8	5,296	9,335	-
	36.0	250,194	35.4	240,234	9,960	4.1
Operating income	5.0	35,036	4.2	28,822	6,214	21.6
Other income (expenses):						
Interest and dividend income		2,411		1,804	607	
Interest expense		(1,440)		(1,255)	(185)	
Foreign exchange gains(losses), net		3,126		2,393	733	
Other, net		(493)		(738)	245	
	0.5	3,604	0.4	2,204	1,400	63.5
Income before income taxes	5.5	38,640	4.6	31,026	7,614	24.5
Income taxes	2.4	16,811	1.9	12,666	4,145	32.7
Income before minority interests and equity in net earnings of affiliated companies	3.1	21,829	2.7	18,360	3,469	18.9
Minority interests	(0.6)	(4,304)	(0.5)	(3,100)	(1,204)	(38.8)
Equity in net earnings of affiliated companies	0.2	1,466	0.3	1,896	(430)	(22.7)
Net income	2.7	18,991	2.5	17,156	1,835	10.7

<Reference>

CONSOLIDATED STATEMENTS OF CASH FLOWS (The Second Quarter)

Amount Unit: Millions of yen

	Three months ended Sept. 30, 2006 From July 1, 2006 To Sept. 30, 2006	Three months ended Sept. 30, 2005 From July 1, 2005 To Sept. 30, 2005
Operating activities		
Net income	18,991	17,156
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	51,103	54,365
Minority interests	4,304	3,100
Equity in net earnings of affiliated companies, less dividends received	(977)	(789)
Changes in operating assets and liabilities:		
Notes and accounts receivable	(19,362)	(25,008)
Inventories	11,799	16,592
Notes and accounts payable - trade	(3,586)	(12,706)
Accrued income taxes and other liabilities	(25,933)	(26,884)
Other	6,267	(1,391)
Subtotal	23,615	7,279
Net cash provided by operating activities	42,606	24,435
Investing activities		
Purchases of property, plant and equipment	(45,410)	(45,540)
Purchases of software	(6,036)	(4,507)
Proceeds from sales and maturities of marketable and investment securities and other investments	38,374	38,678
Purchases of marketable and investment securities	(11,473)	(7,978)
(Increase) decrease in investments in and advances to affiliated companies	4,418	(1,449)
Acquisitions of businesses and minority interest, net of cash acquired	(22,669)	(8,956)
Other	(8,490)	(977)
Net cash used in investing activities	(51,286)	(30,729)
Financing activities		
Proceeds from long-term debt	-	510
Repayments of long-term debt	(19,320)	(5,184)
Increase (decrease) in short-term debt, net	6,951	(14,957)
Cash dividends paid to minority interests	(279)	-
Purchases of stock for treasury, net	(584)	(23)
Net cash used in financing activities	(13,232)	(19,654)
Effect of exchange rate changes on cash and cash equivalents	3,959	3,405
Net decrease in cash and cash equivalents	(17,953)	(22,543)
Cash and cash equivalents at beginning of period	354,163	286,715
Cash and cash equivalents at end of period	336,210	264,172

<Reference>

DETAILS OF CONSOLIDATED REVENUE (The Second Quarter)

(1) Revenue by product

Amount Unit: Millions of yen

	Three months ended September 30, 2006 From July 1, 2006 To Sept. 30, 2006		Three months ended September 30, 2005 From July 1, 2005 To Sept. 30, 2005		Change	
					Amount	%
Revenue:						
Imaging Solutions	22.6%	157,223	26.5%	180,189	(22,966)	(12.7)
Information Solutions	36.2%	251,556	32.5%	220,281	31,275	14.2
Document Solutions	41.2%	286,409	41.0%	277,929	8,480	3.1
Consolidated total	100.0%	695,188	100.0%	678,399	16,789	2.5

Note: The major products and services of each operating segment are as follow:

Imaging Solutions	Color films, digital cameras, photofinishing equipment and color paper, chemicals and services for photofinishing
Information Solutions	Equipment and materials for medical diagnostics and life science, equipment and materials for graphic arts, flat panel display materials, recording media, optical devices, electronic materials and inkjet materials
Document Solutions	Office copy machines/MFPs, printers, production systems and service, paper, consumables and office services

(2) Domestic and overseas revenue

Amount Unit: Millions of yen

	Three months ended September 30, 2006 From July 1, 2006 To Sept. 30, 2006		Three months ended September 30, 2005 From July 1, 2005 To Sept. 30, 2005		Change	
					Amount	%
Revenue:						
Domestic	46.7%	324,585	48.7%	330,250	(5,665)	(1.7)
Overseas						
The Americas	20.9%	145,563	22.4%	151,623	(6,060)	(4.0)
Europe	15.1%	105,266	14.3%	97,144	8,122	8.4
Asia and others	17.3%	119,774	14.6%	99,382	20,392	20.5
Subtotal	53.3%	370,603	51.3%	348,149	22,454	6.4
Consolidated total	100.0%	695,188	100.0%	678,399	16,789	2.5

FUJIFILM

FUJIFILM Holdings Corporation
Shigetaka Komori
President and Chief Executive Officer

FASF

October 31, 2006
URL: http://www.fujifilmholdings.com/

Financial Results (Non-Consolidated) for Six months ended September 30, 2006

Date of Board Meeting for Six months ended September 30, 2006: October 31, 2006
Payment date of Interim cash dividends: December 7, 2006
The Company has a policy of paying interim dividends.
Trading unit of the Company consists of 100 shares on the Tokyo Stock Exchange.

1. Results of Six months ended September 30, 2006 (From April 1, 2006 to September 30, 2006)

(1) OPERATING RESULTS

Amount Unit: Millions of yen unless otherwise specified

	Net Sales		Operating Income		Ordinary Income	
		%		%		%
Six months ended Sept. 30,2006	377,396	6.5	39,810	94.7	55,143	66.6
Six months ended Sept. 30,2005	354,508	(10.4)	20,447	(20.5)	33,090	(12.6)
Year ended March 31, 2006	748,255		62,103		84,126	

	Net Income		Net Income Per Share of Common Stock
		%	Yen
Six months ended Sept. 30,2006	29,579	31.3	57.97
Six months ended Sept. 30,2005	22,521	(6.9)	44.21
Year ended March 31, 2006	43,367		84.90

Note 1. Average number of shares:
Six months ended Sept. 30, 2006:510,249,045 Six months ended Sept. 30, 2005: 509,369,597 Year ended March 31, 2006: 509,592,248
2. Change in Accounting Policies: Applicable
3. Percent: Change against corresponding period of the previous year on Net Sales, Operating Income, Ordinary Income, Net Income.

(2) FINANCIAL POSITION

	Total Assets	Net Asset	Net Asset Ratio to Total Assets	Net Asset Per Share of Common Stock
			%	Yen
As of Sept. 30, 2006	2,033,822	1,618,847	79.6	3,173.52
As of Sept. 30, 2005	1,795,505	1,567,029	87.3	3,076.44
As of March 31, 2006	1,868,397	1,605,810	85.9	3,146.80

Note 1. Number of shares outstanding:
As of Sept. 30, 2006: 510,110,510 As of Sept. 30, 2005: 509,364,368 As of March 31, 2006: 510,265,996
2. Number of treasury stocks:
As of Sept. 30, 2006: 4,515,218 As of Sept. 30, 2005: 5,261,360 As of March 31, 2006: 4,359,732
3. Net asset, Net asset ratio to total assets, and Net asset per share of common stock for the interim fiscal period ended September 30, 2005 and the fiscal year ended March 31, 2006 were presented, respectively, as shareholders' equity, shareholders' equity ratio to total assets, and shareholders' equity per share of common stock.

2. Forecast for the Fiscal Year ending March 31, 2007 (From April 1, 2006 to March 31, 2007)

The Company does not disclose forecasts on a non-consolidated basis.

3. CASH DIVIDENDS

	Cash Dividends per Share of Common Stock (Yen)		
	Interim	Year end	Total
Year ended March 31, 2006	12.50	12.50	25.00
Year ending March 31, 2007 (Actual)	12.50	-	25.00
Year ending March 31, 2007 (Forecast)	-	12.50	

BALANCE SHEETS (Non-Consolidated)

Amount Unit: Millions of yen

	As of September 30, 2006		As of March 31, 2006		Change	As of September 30, 2005	
ASSETS	%		%			%	
Current assets:							
Cash on hand and in banks		161,195		60,330	100,864		94,956
Trade notes receivable		1,841		1,872	(30)		2,057
Trade accounts receivable		129,052		152,077	(23,025)		134,893
Marketable securities		71,726		69,828	1,897		50,938
Short-term loans receivable		64,734		62,811	1,922		107,454
Other accounts receivable		19,317		26,978	(7,661)		13,769
	22.0	447,866	20.0	373,899	73,967	22.5	404,070
Finished goods		35,316		33,962	1,353		33,242
Semi-finished goods		18,989		21,203	(2,213)		20,464
Raw materials		13,662		13,752	(90)		11,811
Work in process		9,694		9,798	(104)		7,133
Supplies		11,781		10,552	1,229		7,831
	4.4	89,443	4.8	89,269	174	4.5	80,484
Advances paid		1,951		2,191	(240)		2,427
Prepaid expenses		475		371	104		475
Deferred income taxes		13,734		18,365	(4,631)		14,646
Other current assets		381		329	51		345
Allowance for doubtful receivables		(220)		(240)	20		(470)
Total current assets	27.2	553,634	25.9	484,187	69,446	28.0	501,979
Fixed assets:							
Property, plant and equipment							
Buildings		114,808		111,090	3,717		97,643
Structures		10,207		9,543	664		8,510
Machinery and equipment		155,744		154,784	960		138,032
Automotive equipment		313		296	17		318
Tools, furniture and fixtures		21,763		23,725	(1,962)		22,912
Land		27,706		27,177	528		25,852
Construction in progress		23,835		22,555	1,280		34,083
Subtotal	17.4	354,379	18.7	349,172	5,206	18.2	327,352
Intangible assets							
Patent		6,725		4,541	2,183		5,061
Leasehold		1,620		1,620	-		1,620
Trademark		4		5	0		5
Software		30,468		32,985	(2,516)		32,772
Goodwill		1,141		1,304	(163)		-
Other		98		125	(26)		116
Subtotal	2.0	40,058	2.2	40,581	(522)	2.2	39,577
Investments and other assets							
Investment securities		292,848		263,287	29,560		244,428
Stock of affiliated company		674,327		620,103	54,224		574,919
Bond of affiliated company		1,052		1,052	-		-
Contributions to affiliated company		38,306		69,854	(31,547)		67,141
Long-term loans receivable		66,605		29,331	37,274		30,952
Long-term advances to employees		38		32	5		33
Long-term prepaid expenses		5,061		5,443	(381)		5,457
Long-term prepaid pension costs		4,685		2,753	1,932		1,101
Long-term guarantees		1,285		1,303	(18)		1,228
Other investments		2,009		1,674	334		1,512
Allowance for doubtful receivables		(470)		(380)	(90)		(180)
Subtotal	53.4	1,085,749	53.2	994,455	91,294	51.6	926,595
Total fixed assets	72.8	1,480,188	74.1	1,384,209	95,978	72.0	1,293,525
Total assets	100.0	2,033,822	100.0	1,868,397	165,424	100.0	1,795,505

Amount Unit: Millions of yen

	As of September 30, 2006		As of March 31, 2006		Change	As of September 30, 2005	
LIABILITIES	%		%			%	
Current liabilities:							
Trade notes payable		2,365		4,805	(2,439)		5,819
Trade accounts payable		65,388		71,157	(5,769)		57,909
Short-term debt		12,690		23,435	(10,744)		12,670
Advances received		580		697	(117)		253
Provision for product warranties		1,786		2,024	(237)		2,002
Other accounts payable		25,584		33,333	(7,748)		39,285
Accrued expenses		48,017		62,479	(14,462)		49,560
Accrued income taxes		3,815		5,984	(2,169)		5,206
Notes payable for construction		10,228		7,692	2,536		12,102
Other current liabilities		1,975		1,823	152		1,799
Total current liabilities	8.5	172,431	11.4	213,432	(41,000)	10.4	186,610
Long-term liabilities:							
Convertible bond type-bonds with stock acquisition rights		200,737		-	200,737		-
Accrued pension and severance costs		3,290		3,444	(153)		3,534
Directors' retirement benefit		291		412	(121)		350
Deferred income taxes		32,152		38,690	(6,537)		29,830
Customers' guarantee deposits		4,886		4,853	33		8,150
Other long-term liabilities		1,184		1,753	(569)		-
Total long-term liabilities	11.9	242,542	2.7	49,154	193,388	2.3	41,865
Total liabilities	20.4	414,974	14.1	262,586	152,387	12.7	228,476

Amount unit: Millions of yen

	As of September 30, 2006		As of March 31, 2005		Change	As of September 30, 2005	
SHAREHOLDERS' EQUITY	%		%			%	
Common stock	-	-	2.2	40,363	-	2.2	40,363
Capital surplus	-	-	3.4	63,636	-	3.3	59,036
Additional paid-in capital							
Retained earnings	-	-	0.5	10,090	-	0.6	10,090
Reserve for dividends		-		280	-		280
Reserve for retirement allowance		-		280	-		280
Reserve for R&D		-		285	-		285
Reserve for accelerated depreciation		-		3,411	-		3,411
Reserve for deferred capital gain for reinvestment in property		-		3,601	-		3,601
General reserve		-		1,398,305	-		1,398,305
Total voluntary reserve	-	-	75.3	1,406,162	-	78.3	1,406,162
Unappropriated retained earnings	-	-	2.8	52,521	-	2.1	38,041
Total retained earnings	-	-	78.6	1,468,774	-	81.0	1,454,295
Unrealized gains on securities	-	-	2.7	49,817	-	1.9	33,584
Treasury stocks		-		(16,780)	-		(20,251)
Total shareholders' equity	-	-	85.9	1,605,810	-	87.3	1,567,029
Total liabilities and shareholders' equity	-	-	100.0	1,868,397	-	100.0	1,795,505
NET ASSETS							
Shareholders' equity							
Common stock	2.0	40,363	-	-	-	-	-
Capital surplus							
Additional paid in capital		63,636		-	-		-
Other capital surplus		0		-	-		-
Total capital surplus	3.1	63,636	-	-	-	-	-
Retained earnings							
Legal reserve		10,090		-	-		-
Other retained earnings							
Reserve for dividends		280		-	-		-
Reserve for retirement allowance		280		-	-		-
Reserve for R&D		285		-	-		-
Reserve for accelerated depreciation		3,613		-	-		-
Reserve for deferred capital gain for reinvestment in property		3,436		-	-		-
Other reserve		1,428,305		-	-		-
Retained earnings brought forward		45,581		-	-		-
Total retained earnings	73.4	1,491,872	-	-	-	-	-
Treasury stock	(0.9)	(17,381)	-	-	-	-	-
Total shareholders' equity	77.6	1,578,490	-	-	-	-	-
Valuation and translation adjustments							
Valuation difference on available-for-sale securities	2.0	40,357	-	-	-	-	-
Total net assets	79.6	1,618,847	-	-	-	-	-
Total liabilities and net assets	100.0	2,033,822	-	-	-	-	-

STATEMENTS OF INCOME (Non-Consolidated)

Amount unit: Millions of yen

	Six months ended September 30, 2006 From April 1, 2006 To Sept. 30, 2006		Six months ended September 30, 2005 From April 1, 2005 To Sept. 30, 2005		Change		Year ended March 31, 2006 From April 1, 2005 To March 31, 2006	
					Amount	%		
	%		%			%	%	
Net sales	100.0	377,396	100.0	354,508	22,887	6.5	100.0	748,255
Cost of sales	64.0	241,674	67.3	238,605	3,068	1.3	65.7	491,402
Gross profit	36.0	135,722	32.7	115,903	19,818	17.1	34.3	256,853
Selling, general and administrative expenses	14.3	53,785	15.2	53,930	(144)	(0.3)	14.7	110,246
Research and development expenses	11.2	42,125	11.7	41,524	600	1.4	11.3	84,502
Total selling, general and administrative expenses	25.5	95,911	26.9	95,455	456	0.5	26.0	194,749
Operating income	10.5	39,810	5.8	20,447	19,362	94.7	8.3	62,103
Other income								
Interest income		2,179		1,913	265	13.9		3,664
Dividend income		12,704		11,609	1,094	9.4		19,515
Miscellaneous income		3,239		1,198	2,041	170.4		3,698
Total other income	4.8	18,122	4.1	14,721	3,401	23.1	3.6	26,878
Other expenses								
Interest expenses		1,109		91	1,017	1,112.9		199
Bank charges for export drafts discounted		251		192	58	30.5		446
Miscellaneous expenses		1,428		1,794	(366)	(20.4)		4,209
Total other expenses	0.7	2,789	0.6	2,078	710	34.2	0.7	4,855
Ordinary income	14.6	55,143	9.3	33,090	22,053	66.6	11.2	84,126
Extraordinary losses								
Losses on disposal of fixed assets		2,381		1,824	556	30.5		4,541
Restructuring charges		12,824		-	12,824	-		16,487
Total extraordinary losses	4.0	15,205	0.5	1,824	13,380	733.3	2.8	21,028
Net income before income taxes	10.6	39,937	8.8	31,265	8,672	27.7	8.4	63,098
Current income taxes	1.5	5,800	1.9	6,700	(900)	(13.4)	1.8	13,400
Deferred income taxes		4,558		2,044	2,514	123.0		6,331
Net income	7.8	29,579	6.4	22,521	7,057	31.3	5.8	43,367
Retained earnings brought forward		-		15,521	-	-		15,521
Interim dividends paid		-		-	-	-		6,367
Losses from treasury stock transactions		-		0	-	-		0
Unappropriated retained earnings		-		38,041	-	-		52,521

NON-CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Amount unit:Millions of yen

	Shareholders' equity								Valuation and Translation adjustments	Total net assets
		Capital surplus		Retained earnings						
					Other retained earnings					
	Common stock	Additional paid-in capital	Other capital surplus	Legal reserve	Voluntary reserve	Retained earnings brought forward	Treasury stock	Total shareholders' equity	Valuation difference on available-for-sale securities	
Balance of March31, 2006	40,363	63,636	-	10,090	1,406,162	52,521	(16,780)	1,555,993	49,817	1,605,810
Changes in the term										
Issuance of new shares								-		-
Dividends from surplus						(6,378)		(6,378)		(6,378)
Directors' bonus						(103)		(103)		(103)
Transfer to voluntary reserve					31,852	(31,852)		-		-
Reversal of voluntary reserve					(1,815)	1,815		-		-
Net income						29,579		29,579		29,579
Purchase of treasury stock							(602)	(602)		(602)
Disposal of treasury stock			0				2	2		2
Net change of unrealized gains on securities									(9,459)	(9,459)
Total changes in the term			0		30,037	(6,939)	(600)	22,496	(9,459)	13,037
Balance of September 30, 2006	40,363	63,636	0	10,090	1,436,200	45,581	(17,381)	1,578,490	40,357	1,618,847

Notes: 1.Breakdown of other retained earnings

Amount unit:Millions of yen

	Other retained earnings								
	Voluntary reserve								
	Reserve for dividends	Reserve for retirement allowance	Reserve for R&D	Reserve for accelerated depreciation	Reserve for deferred capital gain for reinvestment in property	Other reserve	Total voluntary reserve	Retained earnings brought forward	Total other retained earnings
Balance of March31, 2006	280	280	285	3,411	3,601	1,398,305	1,406,162	52,521	1,458,683
Changes in the term									
Dividends from surplus							-	(6,378)	(6,378)
Directors' bonus							-	(103)	(103)
Transfer to voluntary reserve				1,852		30,000	31,852	(31,852)	-
Reversal of voluntary reserve				(1,650)	(164)		(1,815)	1,815	-
Net income								29,579	29,579
Total changes in the term				201	(164)	30,000	30,037	(6,939)	23,098
Balance of September 30, 2006	280	280	285	3,613	3,436	1,428,305	1,436,200	45,581	1,481,781

2. The number of total outstanding stocks as of September 30, 2006 was 514,625,728 shares.

3. The number of treasury stocks as of September 30, 2006 was 4,515,218 shares.

4. Dividend

	Total amount of dividends	Dividend per share	Record date	Effective date
The ordinary general meeting of shareholders held on June 29, 2006	¥6,378 million	¥12.5	March 31, 2006	June 30, 2006
Board of directors held on October 31, 2006	¥6,376 million	¥12.5	September 30, 2006	December 7, 2006

DETAILS OF NET SALES (Non-Consolidated)

(1) Net sales by product

Amount Unit: Millions of yen

	Six months ended September 30, 2006 From April 1, 2006 To Sept. 30, 2006		Six months ended September 30, 2005 From April 1, 2005 To Sept. 30, 2005		Change	
					Amount	%
Net sales:						
Imaging Solutions	38.7%	146,220	42.9%	152,189	(5,968)	(3.9)
Information Solutions	61.3%	231,175	57.1%	202,319	28,856	14.3
Total	100.0%	377,396	100.0%	354,508	22,887	6.5

Note: The major products and services of each operating segment are as follows:

Imaging Solutions — Color films, digital cameras, photofinishing equipment and color paper, chemicals and services for photofinishing

Information Solutions — Equipment and materials for medical diagnostics and life science, equipment and materials for graphic arts, flat panel display materials, recording media, and inkjet materials

(2) Domestic and Export sales

Amount Unit: Millions of yen

	Six months ended September 30, 2006 From April 1, 2006 To Sept. 30, 2006		Six months ended September 30, 2005 From April 1, 2005 To Sept. 30, 2005		Change	
					Amount	%
Net sales:						
Domestic	44.4%	167,631	49.7%	176,218	(8,586)	(4.9)
Export	55.6%	209,765	50.3%	178,290	31,474	17.7
Total	100.0%	377,396	100.0%	354,508	22,887	6.5

NOTES TO THE BALANCE SHEETS

Amount unit: Millions of yen

	As of September 30,2006	As of March 31, 2006	Change	As of September 30,2005
Accumulated depreciation of tangible fixed assets	745,520	744,469	1,050	740,540
Contingent liabilities for guarantees	15,195	16,439	(1,243)	29,854
Amount of export drafts discounted	7,445	5,247	2,198	6,872
Number of treasury stocks	4,515,218 shares	4,359,732 shares	155,486 shares	5,261,360 shares

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) Securities

Investments in subsidiaries and affiliated companies are stated at cost determined by the moving average method.
Other securities that have fair values are stated at fair value, with unrealized gains and losses excluded from earnings and included in a separate component of shareholder's equity on a net-of-tax basis. Realized gains and losses on sales of securities are based on the moving average cost of the securities sold.
Other securities that do not have fair values are stated at cost determined by the moving average method.

(2) Inventories

Finished goods, semi-finished goods, work in process, supplemental materials and supplies are stated at the lower of moving average cost or market. Silver nitrate included in semi-finished goods and work in process, and principal raw-materials are stated at the lower of cost or market determined by the last-in, first-out method.

(3) Depreciation and amortization

Depreciation of property, plant and equipment is computed by the declining-balance method except that depreciation of buildings acquired on and after April 1, 1998 is computed by the straight-line method.
Intangible assets are amortized by the straight-line method.

(4) Reserves

Allowance for doubtful receivables

The allowance for doubtful receivables is provided at the amount of estimated uncollectible accounts, based on individual collectibility with respect to identified doubtful receivables and past experience of doubtful receivables.

Provision for product warranty

Provision for product warranty costs is provided for warranty expenditure based on historical actual amounts.

Accrued pension and severance cost

Pension and severance costs for employees are accrued based on an estimate of the pension obligation and the plan assets at the end of the year.
The allowance for officer's retirement benefits is provided on the basis of the Company's internal regulations for officer's retirement benefits at the amount which would be required to be paid if all officers retired at the balance sheet date.

Director's retirement benefits

The allowance for director's retirement benefits is provided on the basis of the Company's internal regulations for directors' retirement benefits at the amount that would be required to be paid if all directors retired at the balance sheet date.

(5) Accounting for consumption tax

Transactions subject to consumption tax are recorded at amounts exclusive of consumption tax.

CHANGE IN ACCOUNTING POLICIES

Accounting for Directors' Bonus

Directors' bonuses are accounted for as an expense of the accounting period in which such bonuses are accrued. "Accounting Standard for Directors' Bonus" (The Accounting Standard Board of Japan, ASBJ Statement No.4, November 29, 2005) has been applied for the interim period ended September 30, 2006.
The impact of this application on operating income, ordinary income, and net income before income taxes for this interim period is immaterial.

Accounting Standard for Presentation of Net Assets in the Balance Sheet

"Accounting Standard for Presentation of Net Assets in the Balance Sheet" (The Accounting Standard Board of Japan, ASBJ Statement No.5, December 9, 2005) and "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet"(The Accounting Standard Board of Japan, ASBJ Guidance No.8, December 9, 2005) have been applied for the interim period ended September 30, 2006.
The corresponding amount to the Net Assets before the application of these standards for this interim period is ¥1,618,847 million.

3.Notice in relation to material issued regarding share transfer transaction
FASF

RECEIVED
2006 NOV 13 P 1:37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

平成18年10月31日

各　位

会　社　名　富士フイルムホールディングス株式会社
代表者の
役職氏名　代表取締役社長　　古　森　重　隆
（コード番号：4901　東証第一部・大証第一部・名証第一部）
問合せ先
責　任　者　経営企画部 IR室長　　岡　田　淳　二
電話番号　03（6271）1111

連結子会社の異動（株式譲渡）に関するお知らせ

平成18年10月31日開催の当社取締役会において、当社の連結子会社であるFUJIFILM Electronic Imaging Ltd.の全株式を下記のとおり譲渡することを決議いたしましたので、お知らせいたします。

記

1．異動の理由

当社の重点事業分野の一つである印刷システム事業において、効率的な事業運営体制を追求する取り組みの一環として、今般、印刷用デジタル機器の製造・販売会社 FUJIFILM Electronic Imaging Ltd.の全株式を同社経営陣に譲渡することにいたしました。

2．異動する連結子会社の概要

（1）	商号	FUJIFILM Electronic Imaging Ltd.
（2）	代表者の氏名	高島 武和
（3）	所在地	英国 Hemel Hempstead
（4）	設立年月	平成9年3月
（5）	主な事業の内容	印刷用デジタル機器の製造及び販売
（6）	決算期	3月31日
（7）	従業員数	201人　（平成18年9月末日）
（8）	資本金の額	74.5百万STG.£
（9）	発行済株式総数	74.5百万株
（10）	株主構成	FUJIFILM Holdings UK Ltd. ※1　（以下HLUK）　100%保有

※1 当社子会社の富士フイルム株式会社が株式を100%保有

(11) 最近の業績（平成18年3月期）

売上高	29.8百万STG.£
営業損失	▲4.4百万STG.£
当期純損失	▲4.5百万STG.£

3．株式の譲渡先

（1）商号　FFEI Holdings Ltd. ※2

（2）代表者の氏名　Andrew Michael Cook

（3）所在地　英国 Hemel Hempstead

※2 FUJIFILM Electronic Imaging Ltd.の現経営陣により設立された会社

4．譲渡株式数、譲渡前後の所有株式数の状況

（1）異動前のHLUK社所有株式数	74.5百万株
（2）株式譲渡数	74.5百万株
（3）異動後のHLUK社所有株式数	0株

5．譲渡日程

平成18年10月31日　当社取締役会決議

平成18年10月31日　株式譲渡期日

6．当期会社業績に与える影響

本株式譲渡実施に伴う連結業績への影響は軽微であります。

以　上

Graphic Systems

News Release

FUJIFILM to transfer all shares of its manufacturer of electronic pre-press equipment

Tokyo, Japan, October 31, 2006 - FUJIFILM Corporation (hereinafter "Fujifilm") has announced today that it resolved a decision at its Board of Directors meeting to proceed with the transfer of shares in its manufacturer of electronic pre-press equipment, FUJIFILM Electronic Imaging Ltd. (hereinafter "Fujifilm-Electronic"). All shares are scheduled for transfer on October 31, 2006, to the current management team of Fujifilm-Electronic.

Established in 1997 as a wholly-owned subsidiary of Fujifilm, Fujifilm-Electronic manufactures and supplies electronic pre-press equipment and software. The business model of combining its equipment and software with Fujifilm's graphic consumable products has brought about big growth for Fujifilm Graphic Arts business which has now become one of the core businesses for Fujifilm.

As part of a strategic re-consideration for the further growth of Fujifilm business, Fujifilm-Electronic and Fujifilm concluded a comprehensive review of Fujifilm-Electronic's long-term role within Fujifilm's Graphic Arts business. In accordance with this review and also a proactive proposal from Fujifilm-Electronic's current directors, the decision was taken under an agreement between Fujifilm and Fujifilm-Electronic, that with a management buyout from Fujifilm's Graphic Arts group, the company can realize long-term success through the utilization of its unique products and technology. Both Fujifilm-Electronic and Fujifilm have amicably agreed that it is the best way for both parties to maximize the value of its future and provide security for the companies' CTP equipment business.

From October 31, 2006 Fujifilm-Electronic will be established as a new company with the new corporate name "FFEI Ltd." Andy Cook, Managing Director of the new company, said, "By becoming an independent company, FFEI Ltd. will play the role of a unique and strategic partner in support of Fujifilm's CTP plate sales growth, but we will also have the opportunity to expand our equipment and software products into new markets and business areas. Our existing customers will also benefit from this change through the improved focus on customer support and on-going product development; in both of these areas the business will continue working on in close cooperation with Fujifilm."

Nobuaki Inoue, Corporate Vice President of Graphic Arts Business, said, "Fujifilm will maintain a continuous, close relationship with the new company in the field of software and equipment development, manufacture and sales in the graphic business. Fujifilm's long-term goal is to become the leading supplier in the CTP market and we see Violet CTP technology as an essential component to achieve this. Fujifilm, as a total solution provider, will continue its commitment to the Graphic Arts business by accelerating its R&D of CTP systems and expanding in the new business field of Digital Printing, which is expected to penetrate the Graphic Arts market in the near future."

News Releases

FUJITAC Factory starts production in Kyushu

A new advanced factory to meet expanding demand for LCDs

October 30, 2006

FUJIFILM Corporation (President and CEO: Shigetaka Komori, hereinafter, "Fujifilm") will launch full operation of Factory No. 1 of FUJIFILM Kyushu Co., Ltd (President: Teruo Yamaguchi, hereinafter, "Fujifilm Kyushu). The new factory will serve as a core production facility for FUJITAC (*1), the key product in Fujifilm's flat panel display materials business, which is one of its major growth areas.

The global LCD market is growing swiftly in Japan, the U.S. and Europe. This year's global sales of LCD televisions are expected to roughly double those of last year. The global penetration rate stands at about 6% and is expected to maintain rapid growth. The size of display screens are growing larger, and the total area of LCD displays produced in 2008 is expected to be about 2.5 times larger than in 2005.

Given this growth, demand for FUJITAC, a protective film for polarizing films that is indispensable to LCDs is growing further. FUJITAC is highly transparent, smooth, and has superior optical qualities. To meet the mounting need for increasing performance and stable supply, Fujifilm plans to follow the Factory No.1 startup with No.2 in August 2007 and No.3 in April 2008.

Manufacture of FUJITAC is supported by a number of Fujifilm's proprietary production technologies that remain out

of range for competitors. FUJIFILM Kyushu's cutting edge production plant will integrate these technologies in an operation that balances high productivity with stability. Energy supply will employ the BOO model (*2) in a joint and stable supply of electricity and heat. Fujifilm Kyushu's most salient feature is the centralized plant control system. A central control room will be located in the Production Control wing. This room will contain main film-forming control functions for all three plants as well as combine the control functions for the pre and post film-forming processes in a single site. It will also run various support systems, including operation and breakdown analyses and training. Staff for production, quality control, safety, and administration will work together in the staff rooms in the Production Control wing. Such centralized control promotes close communication, information sharing, and swift action. Fujifilm expects an efficient, solid startup and a stable manufacturing process.

Fujifilm Kyushu employed environmental measures throughout. To reduce the amount of well water consumed, it has introduced systems to conserve water: trapping rainwater, raising our cooling tower's water circulation rate (*3), and reusing steam drain water (*4). It has reduced energy savings systems for co-generation (*5) and solar power, and are reducing CO2 emissions by using liquified natural gas. Fujifilm expects its "complete circulation" plant centered on the axes of community coexistence and environmental preservation to contribute to regional development.

In addition to FUJITAC which is greatly strengthening its production capabilities, primarily at FUJIFILM Kyushu, Fujifilm's flat panel display materials business is expanding sales of products incorporating its proprietary technologies, including WV film, which widens viewing angles (*6) and CV film, which has strong anti-reflective effects on panel screens (*7). In 2007, Fujifilm expects to achieve its sales target of 200 billion yen a year earlier than anticipated. By expanding production and sales of Transer, a film used to produce color filters (*8), and Color Mosaic (*9), Fujifilm expects sales to leap to 300 billion yen in 2009.

(*1) FUJITAC: Made from cellulose triacetate (TAC)

material, FUJITAC is used as a protective film for the polarizing films used in LCDs.
(*2) BOO model : An acronym for Build-Own-Operate, a model in which a private company builds, owns, and operates a business.
(*3) Cooling tower: Artificially evaporates water and uses the heat of vaporization to create cool water.
(*4) Steam drain water: Steam from boilers, etc. that has become water
(*5) Co-generation system: Combined heat and power system that retrieves waste heat generated by electrical power generation with steam or hot water and uses it effectively.
(*6) WV film: A film that greatly widens the viewing angles of LCD panels. It is a product unique to Fujifilm.
(*7) CV film: An antireflective film for the surfaces of LCD panels. Its characteristics include low reflectivity, high precision and high resistance to dust and dirt.
(*8) Transer: A film used to produce color filters for LCDs. A color LCD panel is created by transferring red, green, blue and black color layers from this film to the glass board using the dry lamination technique. It is optimal for use in manufacturing large LCD panels.
(*9) Color Mosaic: Color resists for LCD color filters; suitable for every type of LCD such as transparent, trans-flective and reflective types. The wide range of functional materials includes primary colors, complementary colors and photo spacers to control LC cell gaps.

<Overview of Fujifilm Kyushu>
Location: 2900 Kikuyo-machi, Kikuchi-gun, Kumamoto Prefecture
Capital: 50 million yen
Founded: April 1, 2005
Area: Roughly 260,000 m^2 (excluding energy supply wing)
Employees: 64 (as of October 30, 2006)

<FUJITAC supply system>

	Annual FUJITAC conversion supply capacity (yearly)			Total capacity
	Fujifilm	Fujifilm	Fujifilm	

		Kyushu Factory 1	Kyushu Factory 2	Kyushu Factory 3	
In operation as of October 2006					Existing plants(*) 280 million m^2
Start-up date	October 2006	Line 1 50 million m^2			330 million m^2
	February 2007	Line 2 50 million m^2			380 million m^2
	August 2007		Line 3 50 million m^2		430 million m^2
	December 2007		Line 4 50 million m^2		480 million m^2
	April 2008			Line 5 50 million m^2	530 million m^2
	August 2008			Line 6 50 million m^2	580 million m^2

(*) Existing plant consists of Ashigara site Fujifilm Kanagawa Factory and Fujifilm Opt Materials Co., Ltd. Factories 1-4.

Media Contact:

Corporate Public Relations Division
Tel: 81-3-3406-2490
Fujifilm website:
Japanese : http://fujifilm.jp/
English : http://www.fujifilm.com/

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